Form 10-K, Exhibit 13
period 1996-05-31
VITALINK PHARMACY SERVICES INC
filed 1996-08-29
CIK 879970

Financial Highlights
                           $141.1

                   $112.3

             $88.8

     $86.7

$40.2

92     93     94     95     96

  Net Revenues
  (in millions)

[BAR GRAPH APPEARS HERE]

                            $22.3

                   $18.7

              $15.0

       $11.3

$8.6

92     93     94     95     96

 Income from Operations
     (in millions)

[BAR GRAPH APPEARS HERE]

                            $13.8

                    $11.7

             $8.2

      $7.3

$5.5

92     93     94     95     96

         Net Income
       (in millions)

 [BAR GRAPH APPEARS HERE]


Selected Financial Data
(in thousands, except per share data)

Year Ended May 31:              1996      1995     1994     1993     1992

Net Revenues                  $141,115  $112,257  $98,569  $65,714  $40,164
Income From Operations          22,301    18,726   14,995   11,305    8,643
Net Income                      13,870    11,680    9,204    7,341    5,497
Earnings Per Share                 .99       .84      .66      .53      .46
Total Assets                    95,923    80,713   69,587   57,425   47,027
Working Capital                 22,830    15,202   14,103    9,938    3,803
Due From Parent                 16,910    16,888    8,167   10,276   37,196
Stockholders' Equity            86,299    72,379   60,699   51,495   44,154

Average Shares Outstanding      13,976    13,975   13,975   13,975   12,056


Our Mission -- To be the leader in the delivery of high quality health care products and services to our customers and the individuals in their care -- To realize this mission by providing innovative products and services to our customers which will exceed their expectations --

                          [STETHOSCOPE APPEARS HERE]

To attract, empower and retain competent employees who will grow with our organization and provide us with a competitive advantage in our markets -- Through the pursuit of this mission Vitalink will create a partnership with our customers and employees which will result in the enhancement of shareholder value.

               [LOGO APPEARS HERE]
                    Vision

        To be the leader in the delivery of
     health care services through the integration of people, science and systems.

Corporate Profile


Vitalink Pharmacy Services, one of the nation's leading institutional pharmacy companies, provides pharmaceutical dispensing of individual medications,

infusion therapy products and services, medical supplies and pharmacy consulting to its customers. Vitalink's customers are nursing facilities as well as other institutions and their patients and home infusion patients. Vitalink currently operates 23 institutional pharmacies, four regional infusion pharmacies and one central enteral distribution facility. Through these operations Vitalink provides services to patients in 29 states.


- ---------------------------------------
            Value

    Creating shareholder value

through anticipating and responding to

  the needs of our provider partners.


- ---------------------------------------
          Contents
             2
     To Our Shareholders
             4
        Market Trends
             6
      Vitalink Locations
             7
   The Vitalink Difference
            13
    Financial Information
            29
    Corporate Information

To Our Shareholders

Fiscal 1996 was another record year for Vitalink. We not only achieved record financial results but have successfully positioned our company for continued

growth throughout fiscal 1997 and beyond. Net revenues increased 26% for the year to $141 million from $112 million. Net income rose 19% to $13.9 million and earnings per share increased to $0.99 from $0.84.

Consistent with our strategic objective to acquire quality providers, Vitalink completed two acquisitions in fiscal 1996. In July, we acquired Home Intravenous Care located in Loveland, Colorado and in November, Brentview Pharmacy in Los Angeles, California. The Home Intravenous Care acquisition fulfilled our goal to significantly expand our Colorado operations while adding a JCAHO (Joint Commission on Accreditation of Healthcare Organizations) accredited home infusion provider. The Brentview acquisition allowed Vitalink to enter the southern California market. During the year, we also opened a new hub pharmacy in Oklahoma City and a satellite pharmacy in St. Petersburg, Florida.

Through pharmacy acquisitions, start-ups, sales to new non-affiliate customers and additional affiliate customers, Vitalink increased its beds served total from 42,400 beds at the beginning of the year to 49,900 at year end, an 18% increase.

Our people and systems form the foundation for Vitalink's current and future success. Vitalink operates from a philosophy of shared values to which all employees are dedicated. Customer focus is one of these values. We screen for it in our employee selection system, use it as a standard in our hiring practices, foster it through our training programs and reward it through our incentive programs. This year we added a CQI (Continuous Quality Improvement) process to measure compliance with our standardized operating practices. The results of this process are reflected in increased customer satisfaction, decreased customer turnover and consistent results.

In our quest to develop patient care management programs which guide the physician, nurse and other caregivers in delivering cost effective care to patients, we are creating a data warehouse which stores patient clinical information from each of our pharmacies. This concept allows the pharmacy computer system to function most efficiently and segregates data for our Clinical Information Services group to evaluate. By aggregating the data from the 100,000+ patients we serve in a year, we can isolate and identify improvements in drug therapy which, if enacted, would increase the quality and decrease the cost of health care.

Our first patient management programs (OPTIMA(SM)) designed to identify and treat patients at risk for stroke were rolled-out to our pharmacies and patients this year. The reception from physicians, nurses and patients has been very positive. Not only have patients received better care, the reputations of their providers have been elevated as a result. Vitalink benefits when our customers are successful.

Programs which utilize sound clinical guidelines to focus pharmacist and nurse intervention in patient care will continue to be rolled-out through fiscal 1997. Priority will be given to those disease states in which the greatest clinical and cost impact can be made. To date, programs geared to the management of congestive heart failure, depression, asthma, wounds, diabetes and osteoporosis have been designed.

The strength of the programs we develop is predicated on the expertise and dedication of our clinical professionals. We have created a formal internal certification process which ensures that our staff has the training necessary to implement and deliver these clinical programs. While today our OPTIMA(SM) programs provide competitive advantage to our customers and our pharmacies, in the future they will be critical to managing patients in an integrated environment which focuses on outcomes and assumption of risk.

Extraordinary commitment to customer needs coupled with superior systems make Vitalink an exceptional company. We thank our shareholders, our employees and our customers for their support and belief in our mission.

Sincerely,


/s/ Donald C. Tomasso                     /s/ Donna L. DeNardo
Donald C. Tomasso                         Donna L. DeNardo
Chairman and Chief Executive Officer      President and Chief Operating Officer

Bed Growth
(in thousands)

[LINE GRAPH OF BED GROWTH APPEARS HERE]

16.3     30.7     38.4      42.4       49.9
92       93       94        95         96

 .non-affiliate beds
 .affiliate beds

Our total number of beds
served has more than
tripled since fiscal year 1992.

- -----------------------------------------
             Vitalink's
           Revenue Mix


                 75% Prescription Management


                 16% Infusion Therapy
[PIE GRAPH
 APPEARS HERE]
                  3% Consultation


                  6% Medical Supplies and Other



Market Trends


Anticipating and responding to current and future health care trends is

Vitalink's primary strength. At a time when industry change makes some health care providers uneasy, Vitalink continues to build the resources necessary to capitalize on this change.


Demographics, economics, the expansion of health care to non-institutional settings and consolidation are driving change within the health care industry. The setting for long-term care continues to broaden beyond the traditional nursing facility. The aging of our population drives more people into the Medicare and then the Medicaid programs. Cost pressures from payers continue to make it attractive to treat higher acuity patients in nursing facilities which focus on complex rehabilitative care. Vitalink's ability to provide intravenous medications, tube feedings, respiratory care, cancer chemotherapy treatment and assistance in post-operative care provides growth opportunities for both Vitalink and its nursing facility partners.

Demographics--As nursing facilities increasingly focus on offering a medical model of care for the elderly and chronically ill, the nursing facility setting is becoming a less appropriate place for the frail-but-not-truly-sick elderly. In addition, as baby boomers age, many doubt that Medicare and Medicaid will be able to cover the nation's health care expenses. These trends will foster a large market for private long-term care insurance, increased coverage for health care delivery in non-traditional settings and the need for payers to manage the total health care costs of an aging population. Assisted living facilities, home health agencies and adult day care can fill the gap between increased demand for health care services and the need to reduce its cost.

People become frail before they become sick and often need assistance with medication management before a need for more skilled care arises. Vitalink has positioned itself to capitalize on the future growth in a wide variety of semi-institutional, community-based or home-like settings with services designed for less independent individuals. Vitalink has developed systems which allow maximum resident autonomy while at the same time ensuring the integrity of medication dispensing. These systems also facilitate the integration of patients into our preventative patient care management programs.

Economics--The ability to provide service along a continuum of care, and through a continuum of cost, will be necessary to address the flexibility and responsiveness demanded by consumers as they move through various levels of care.

In the future, payers are more likely to scrutinize the cost of care rather than the particular location in which it is delivered. The health care system continues to evolve with the emphasis on integration of various levels of service designed to make access to health care easier.

Our primary business partners are also changing. Consolidation of independent nursing and assisted living facility operators into companies with regional or national presence continues. More long-term care providers are expanding their service offerings into the assisted living facility, home care, and adult day care settings by leveraging their expertise in post-acute care in order to bring consolidated, integrated care systems to both consumers and payers.

The proliferation of post-acute care settings has caused providers to redefine their product offerings and strive for product integrity, often across multiple markets. Vitalink is not only positioned to address the needs of larger provider partners who require comprehensive service packages to accomplish their goals but is also positioned to service smaller partners who rely upon Vitalink to provide the necessary resources for them to adequately address market changes.

The systems and processes necessary to assist payers and providers to manage total health care costs and achieve greater program integrity require integrating patient care across a spectrum of post-acute care settings. It also requires that they interface with acute inpatient and chronic outpatient care.

To this end, Vitalink is committed to the development of integrated data systems and care processes essential to affect and measure outcomes and reduce the incidence of inappropriate drug use and the associated downstream costs of such drug misadventures.

Vitalink's patients, provider partners and payers routinely look to Vitalink to provide consistency, accountability, lower cost, market focus and improved clinical and quality of life outcomes.


Vitalink's
Payer Mix
                      29% Medicaid
65% Private/*/

[PIE GRAPH APPEARS HERE]
                6% Medicare/**/

*Includes private, Medicare Part A, insurance and other third party payers **Includes Medicare Part B only

Vitalink Locations

[MAP OF VITALINK LOCATIONS APPEARS HERE]

Map Key
    .
States Served
     H
Hub Pharmacies
     S
Satellite Pharmacies
     R
Regional Infusion Pharmacies
     E
Enteral Distribution Site


California
Los Angeles
San Bernardino
Santa Rosa

Colorado
Northglenn

Florida
Deerfield Beach
St. Petersburg

Illinois
Elgin
Hickory Hills
Monticello

Indiana
Indianapolis

Iowa
Bettendorf

Maryland
Baltimore

New Jersey
Ocean

Ohio
Copley

Oklahoma
Oklahoma City

Oregon
Eugene
Portland

Pennsylvania
Allentown
Bridgeville
Williamsport
York

Texas
San Antonio

Wisconsin
Appleton

Medisco Healthcare Services
Acquired July, 1996
San Bernardino, California

Brentview Pharmacy
Acquired November, 1995
Los Angeles, California

Home Intravenous Care
Acquired July, 1995
Loveland, Colorado

Parker's Pharmacy
Acquired April, 1995
San Antonio, Texas

Apothecary Services
Acquired January, 1994
Northglenn, Colorado

Propac Pharmacy
Acquired August, 1993
Portland, Oregon

West End Family Pharmacy
Acquired December, 1992
Ocean, New Jersey

Northern Nursing Home Pharmacy
Acquired August, 1992
Baltimore, Maryland

Carrol-Hansen Drugs
Acquired May, 1992
Aurora, Illinois

Regional Infusion Pharmacies

Colorado
Loveland

Illinois
Hickory Hills

Oregon
Portland

Pennsylvania
Allentown

Enteral Distribution Site

Illinois
Calumet City


The Vitalink Difference

Our network of caring people, innovative systems and improved outcomes

Caring People--Vitalink's employees play a vital role in enabling the company to meet the challenges of today and tomorrow. Our objective is to hire the industry's best, foster their continued development and support them in providing the best patient care and customer service possible.

To reach our customer service and patient care goals, Vitalink must first attract and recruit individuals that can accomplish our mission. This is achieved through a series of structured interviews for key pharmacy personnel. Our commitment is also reflected in the selection of acquisition candidates who not only have the required financial profile but who also have dedicated employees and high quality service reputations.

It is Vitalink's responsibility to ensure our employees are properly trained. Vitalink's technicians, drivers, billing clerks, support personnel, nurses and pharmacists receive targeted training to enhance their ability to better serve our customers. Training begins with clearly communicating the company's core values and setting the expectation that employees will live by these values. Training programs that promote key principles in providing unparalleled customer service are then conducted to achieve Vitalink's mission based on these values.

Vitalink provides initial customer service training programs as well as technical and professional training. Training modules are added based upon advances in patient care. An anti-coagulation training program for consultant pharmacists and nurses, for example, was added prior to the national roll-out of Vitalink's OPTIMA(SM) (Optimizing Patient Therapy in Medication Administration) program for stroke management. The certification programs validate the proficiencies required to properly perform key operational and patient care roles.

Vitalink is committed to the belief that training promotes the ability of our employees to serve as integral members of the patient care team, working to anticipate, avoid and solve the problems of our provider partners.

          [PICTURE APPEARS HERE]
         -------------------------
          Products and Services


         Prescription management

   Infusion therapies and support services

      Patient care management protocols

            Remote site dispensing

     Facility based information systems

           Professional consulting

          Medical records management

            Pre-survey assessment

         Managed care contract support

         Clinical information services

                 Medical supplies

           Customer education programs

           Nutritional support services

Innovative Systems--Innovative systems are essential to support the patient care and customer service goals Vitalink has embraced. Vitalink's goals of consistency, accountability, clinical superiority and efficiency can only be achieved through sound underlying systems.

In the future, the ability of a pharmacy provider to effectively direct medication management across a continuum of care will be critical in providing real value to the health care system. Safe, effective and efficient use of medications can only be accomplished by applying a coordinated systems approach to pharmacy services.

The first critical piece in utilizing a coordinated systems approach is obtaining accurate patient information. How this data is collected,


- --------------------------------
Integrated Information Systems
Our sound operating systems
insure consistency, accountability,
clinical superiority and efficiency.

[SYSTEMS GRAPHIC APPEARS HERE]

Formulary Development
Continuous Quality Improvement
Outcome Measurement
OPTIMASM Patient Care Management
Protocol Development


Clinical Systems


Revenue
Billing Flexibility
Risk Sharing
Performance Tracking
Accounts Receivable Management
Inventory Management


"Vital Data"
Electronic Record


Financial
Systems


Dispensing
Regulatory Compliance
Automated Systems
Formulary Compliance
Logistics


Operations Systems



analyzed and used is the key to Vitalink's patient care and business philosophies. Vitalink consultants provide training and support to our provider partners to ensure that timely, accurate and complete information is communicated to our pharmacies. The data is then entered into our proprietary information system specifically designed to enhance our ability to promote appropriate medication utilization.

Vitalink pharmacists use our information systems to go beyond the dose, allergy and interaction screening commonly employed by institutional pharmacies. All prescriptions for every patient are evaluated for appropriateness relative to specific diagnoses, patient's age, physical condition, laboratory findings and application of disease state management protocols.

Using this innovative approach, Vitalink pharmacists recommend patient specific drug regimen changes that eliminate unnecessary or duplicative therapies, select drugs that have proven clinical superiority in target populations, reduce or eliminate drug related problems, lower overall drug costs and improve patient clinical and quality of life outcomes.

Vitalink's MIS department recently developed VitalCONSULT, an integrated consultant software package, which allows our pharmacists and nurses to record outcome events, laboratory data, patient status updates and clinical follow-up notes and to administer patient care management programs and formularies more efficiently.

VitalCONSULT allows Vitalink to provide sophisticated clinical support on a continuous, real-time basis. All patient data required to support clinical decision making is readily available. This facilitates proactive recommendations (even by pharmacists providing after-hours, on-call services) and enhances our ability to effectively communicate with physicians and nursing facility staff in providing superior clinical services.

Vitalink's information systems have also been enhanced to print drug information text on charting documents and patient drug information sheets ideally suited for our assisted living, home care and adult day care patients. This integrated approach allows Vitalink to follow a patient across multiple service settings (home to assisted living facility to nursing facility) while addressing their needs in each setting.

In addition, Vitalink's information systems allow us to query the medical records of our entire patient population, quality check our clinical processes, help identify diseases where the opportunity exists to improve

VitalCONSULT
Our proprietary information system allows our pharmacist and nurse consultants to improve patient clinical and quality of life outcomes.


                          Vitalink 1996 Annual Report
                            The Vitalink Difference
treatment, isolate high cost patterns to develop cost reduction initiatives, aggregate and report utilization and outcome data and support the company's initiatives in clinical research and product development.

Integrating patient data management and care support across multiple practice settings also provides Vitalink with unique competitive advantages for future anticipated fixed payment contracting and inclusion into integrated health care systems.

Our CARE group is charged with developing company-wide policies and procedures to ensure consistent operating practices in all our pharmacies. This consistency is crucial in providing the high quality services and product integrity demanded by our customers. In addition, it also provides a competitive advantage in securing regional or national contracts and other new business.

Vitalink's CARE group standards form the foundation for operational consistency and brand leverage. Vitalink utilizes interdisciplinary audit teams to ensure compliance with CARE group standards. The audits are designed to identify areas for improvement and focus efforts in our continuous quality improvement program. This system reinforces our organizational commitment to the best operating practices in addition to providing the oversight necessary to avoid regulatory compliance issues.

Vitalink's Clinical Information Services (CIS) group has the responsibility to ensure and improve the quality of Vitalink's clinical systems and capacity. CIS provides comprehensive drug information services, designs modules for our patient care management system, conducts drug utilization research and provides clinical sales support for the organization. This year, the CIS team initiated the national roll-out of the first program in Vitalink's patient care management system, OPTIMA/(SM)/.

The OPTIMA/(SM)/ system is designed to improve clinical, functional and economic outcomes in critical, high mortality/morbidity and costly diseases such as stroke, osteoporosis, obstructive pulmonary disease, heart failure and depression. This is achieved through the combination of drug and disease management practice guidelines (derived from AHCPR, NIH and physician specialty society protocols), interdisciplinary coordination, care management queuing, professional training, disease specific drug formularies, physician and facility staff education and support, outcomes monitoring and data capture and analysis.

Improved Outcomes--The OPTIMA/(SM)/ program is designed to achieve dramatic changes in patient care. Vitalink's OPTIMA/(SM)/ stroke management/anticoagulant program follows the national guidelines which have been proven to reduce the incidence of stroke significantly.

The potential positive impact when applied to our entire patient base could result in 1,500 less strokes, 500 less deaths, 2,000 fewer occurrences of serious physical and mental disabilities such as paralysis and dementia and savings of at least $25 million in health care costs annually.

Utilizing OPTIMA/(SM)/ systems in the management of osteoporosis could help reduce the incidence of hip fractures in the elderly by over 70%. This is significant since the elderly, particularly women, who experience hip fractures have shown at least a 20% greater increase in mortality in the year following the incident. As people age they are more likely to experience osteoporosis. Appropriate screening and treatment at age 65 has the potential to keep almost all patients out of the high-risk for fracture range.

The OPTIMA/(SM)/ program is just one tool that Vitalink uses to enhance outcomes. Our systems and professionals are being redeployed to play a more prominent and interactive role in patient management through appropriate drug therapy which avoids drug misadventures and resultant problems.

Inappropriate drug use is a common problem in the elderly. National data indicates that noncompliance with prescription directions causes over 125,000 deaths per year, accounts for 5% to 10% of hospital admissions and results in admissions to nursing facilities with an annual cost over $5 billion.

This problem exists across the entire continuum of care: sub-acute care, long-term care, assisted living and home care. It causes unnecessary suffering, disease progression, increases the incidence of debilitation, lessens the quality of life and causes premature death. Our provider partners feel the impact in the need for increased patient support through greater staffing and resultant increased operating costs. Payers experience misdirected resources and unnecessary costs. Vitalink's goal is to utilize its human and technological resources to change the status quo.

Having a positive effect on our patients' drug therapies creates tremendous value for Vitalink's services, provides improved clinical and quality of life outcomes for our patients, improves the efficiency of our provider partners and reduces the overall cost of health care.

Our OPTIMA/(SM)/
Program
The GAO estimates that 30%
of all drugs prescribed to the elderly
are taken inappropriately.
Vitalink's OPTIMA/(SM)/ program is targeted toward minimizing this problem.

- --------------------30% inappropriate
                        drug use

- ----------------
   Continuum
    of Care

[FLOW CHART GRAPHIC APPEARS HERE]

Market Needs


Vitalink's Position


minimum care & cost


Provide first point of entry for
comprehensive services
Increase professional staff efficiency
Provide case management assistance


Assist in initial analysis
of medication regimen
Develop systems reducing
medication dispensing time and improving compliance


$2.3 billion
market
300,000
clients served


Adult
Day Care


Viewed as the preferred
choice for clients
Ability to manage chronic care
elderly with multiple treatments


Provide infusion and
nutritional therapy
products and support


$28 billion
market
7 million
clients served


Home Health


$12 billion
market
1 million
residents served


Increase staff efficiency
Regulatory compliance
Extend staff expertise


Develop consulting
and dispensing systems
which maintain resident
dignity and independence


Assisted Living


Regulatory compliance
Economic outcomes measurement
New business development assistance
Cost control
Increase staff efficiency


Assist facility partners to provide increasingly complex, cost-sensitive and regulated medical care


$100 billion
market
1.7 million
patients served


Skilled Care


Increased accreditation requirements
Economic outcomes measurement
Ability to manage high acuity patients
Highly trained staff
Cooperation in patient management


$4 billion
market
350,000
patients served


Provide services and
products that bridge acute, long-term, ambulatory and home care needs


Subacute


maximum care & cost

                          Vitalink 1996 Annual Report
                            The Vitalink Difference
                                       #

Report of Independent
Public Accountants


To the Board of Directors and Shareholders of Vitalink Pharmacy Services, Inc.:


We have audited the accompanying consolidated balance sheets of Vitalink Pharmacy Services, Inc. (a Delaware Corporation) and subsidiaries as of May 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vitalink Pharmacy Services, Inc. and subsidiaries as of May 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1996 in conformity with generally accepted accounting principles.


Arthur Andersen LLP

Washington, D.C.
June 25, 1996

                              ------------------
                              Earnings Per Share
                                 (in dollars)

                                .99   .84   .66

                  [Graph of Earnings Per Share Appears Here]

                                 94    95    96


Consolidated Statements of Income
(in thousands, except per share data)


Year Ended May 31,                              1996       1995      1994
- --------------------------------------------------------------------------
Net Revenues
- --------------------------------------------------------------------------
  Affiliates and their patients             $ 67,066   $ 54,734   $45,976
  ------------------------------------------------------------------------
  Non-affiliates and their patients           74,049     57,523    52,593
  ------------------------------------------------------------------------
  Total net revenues                         141,115    112,257    98,569
  ------------------------------------------------------------------------
Cost of Goods Sold                            71,122     56,280    51,146
- --------------------------------------------------------------------------
Gross Profit                                  69,993     55,977    47,423
- --------------------------------------------------------------------------

Operating Expenses
- --------------------------------------------------------------------------
  Payroll expenses                            29,255     22,153    18,901
  ------------------------------------------------------------------------
  Selling, general and
  administrative expenses                     11,662      9,573     8,558
  ------------------------------------------------------------------------
  Provision for doubtful accounts              2,412      1,772     1,612
  ------------------------------------------------------------------------
  Depreciation and amortization                4,363      3,753     3,357
  ------------------------------------------------------------------------
  Total operating expenses                    47,692     37,251    32,428
  ------------------------------------------------------------------------
Income from Operations                        22,301     18,726    14,995
- --------------------------------------------------------------------------
Interest Income and Other, Net                 1,003        893       691
- --------------------------------------------------------------------------
Interest Expense                                 (51)       (57)     (215)
- --------------------------------------------------------------------------
Income Before Allocation of Income Taxes      23,253     19,562    15,471
- --------------------------------------------------------------------------
Income Tax Allocation                          9,383      7,882     6,267
- --------------------------------------------------------------------------
Net Income                                  $ 13,870   $ 11,680   $ 9,204
- --------------------------------------------------------------------------
Weighted Average Shares Outstanding           13,976     13,975    13,975
- --------------------------------------------------------------------------
Earnings Per Share                          $    .99   $    .84   $   .66
- --------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


Consolidated Balance Sheets
(in thousands, except share data)


As of May 31,                                              1996         1995
- --------------------------------------------------------------------------------
- ------
Assets
- ------

Current Assets
- --------------------------------------------------------------------------------
   Cash                                                 $     889    $    $198
   -----------------------------------------------------------------------------
   Receivables (net of allowances of $2,163 and
   $1,378)                                                 20,093       13,844
   -----------------------------------------------------------------------------
   Inventories                                              7,426        6,520
   -----------------------------------------------------------------------------
   Deferred income taxes                                    1,138        1,012
   -----------------------------------------------------------------------------
   Other                                                      330          167
   -----------------------------------------------------------------------------
   Total current assets                                    29,876       21,741
   -----------------------------------------------------------------------------
Due from Parent                                            16,910       16,888
- --------------------------------------------------------------------------------
Property and Equipment, at cost,
Net of Accumulated Depreciation                             8,191        6,227
- --------------------------------------------------------------------------------
Pharmacy Contracts
(net of amortization of $3,044 and $2,116)                  6,187        7,015
- --------------------------------------------------------------------------------
Goodwill (net of amortization of $2,146 and $1,360)       31,194       26,028
- --------------------------------------------------------------------------------
Other Assets (net of amortization of $3,292 and $2,365)     3,565        2,814
- --------------------------------------------------------------------------------
Total Assets                                            $  95,923    $  80,713
- --------------------------------------------------------------------------------

- ------------------------------------
Liabilities and Stockholders' Equity
- ------------------------------------

Current Liabilities
- --------------------------------------------------------------------------------
   Accounts payable                                        $3,918       $2,594
   -----------------------------------------------------------------------------
   Accrued expenses                                         2,403        3,037
   -----------------------------------------------------------------------------
   State income taxes payable                                 725          908
   -----------------------------------------------------------------------------
   Total current liabilities                                7,046        6,539
   -----------------------------------------------------------------------------
Deferred Income Taxes ($1,916 and $1,078)
& Other Long-Term Liabilities                               2,578        1,795
- --------------------------------------------------------------------------------

Stockholders' Equity
- --------------------------------------------------------------------------------
   Common stock
   (30,000,000 shares authorized, 13,979,700 and
   13,975,000 shares issued, $.01 par value)                  140          140
   -----------------------------------------------------------------------------
   Contributed capital                                     38,155       38,105
   -----------------------------------------------------------------------------
   Retained earnings                                       48,004       34,134
   -----------------------------------------------------------------------------
   Total stockholders' equity                              86,299       72,379
   -----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                $95,923      $80,713
- --------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated balance sheets.

                           ------------------------
                           Return on Average Assets
                                 (as percent)

                                  15.5  15.7

               [Graph of Return on Average Assets Appears Here]

                                   95    96

                          Vitalink 1996 Annual Report


                              -------------------
                               Retained Earnings
                           (in millions of dollars)


                            13.3  22.5  34.1  48.0

            [Vertrical Bar Graph of Retained Earnings Appears Here]

                             93    94    95    96

Consolidated Statements of
Stockholders' Equity
(in thousands, except share data)



                                  Common Stock     Contributed  Retained
                                Shares     Amount    Capital    Earnings
- ------------------------------------------------------------------------
Balance, May 31, 1993          13,975,000    $140      $38,105   $13,250
- ------------------------------------------------------------------------
Net income                             --      --           --     9,204
- ------------------------------------------------------------------------
Balance, May 31, 1994          13,975,000     140       38,105    22,454
- ------------------------------------------------------------------------
Net income                             --      --           --    11,680
- ------------------------------------------------------------------------
Balance, May 31, 1995          13,975,000     140       38,105    34,134
- ------------------------------------------------------------------------
Net income                             --      --           --    13,870
- ------------------------------------------------------------------------
Exercise of stock options           4,700      --           50        --
- ------------------------------------------------------------------------

Balance, May 31, 1996          13,979,700    $140      $38,155   $48,004
- ------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


Consolidated Statements
of Cash Flows
(in thousands)



Year Ended May 31,                                      1996       1995      1994
- ----------------------------------------------------------------------------------
- ------------------------------------
Cash Flows from Operating Activities
- ------------------------------------
Net income                                          $ 13,870   $ 11,680   $ 9,204
- ----------------------------------------------------------------------------------
Reconciliation of net income to net
cash provided by operating activities
- ----------------------------------------------------------------------------------
  Depreciation and amortization                        4,363      3,753     3,357
  --------------------------------------------------------------------------------
  Provision for doubtful accounts                      2,412      1,772     1,612
  --------------------------------------------------------------------------------
  Gain on sale of business                                --        (50)     (110)
  --------------------------------------------------------------------------------
  Decrease (increase) in deferred taxes                  712       (114)      (77)
  --------------------------------------------------------------------------------
  Change in assets and liabilities, net of
  acquisitions
  --------------------------------------------------------------------------------
    Change in receivables                             (8,661)    (1,731)   (6,217)
    ------------------------------------------------------------------------------
    Change in inventories                               (450)    (1,103)      771
    ------------------------------------------------------------------------------
    Change in other assets                            (1,163)       (21)      (21)
    ------------------------------------------------------------------------------
    Change in accounts payable and
    accrued expenses                                   1,559        242    (1,032)
    ------------------------------------------------------------------------------
    Change in state income taxes payable                (183)       (84)      230
    ------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities         12,459     14,344     7,717
    ------------------------------------------------------------------------------
- ------------------------------------
Cash Flows from Investing Activities
- ------------------------------------

Investment in property and equipment                  (3,537)    (2,163)   (1,567)
- ----------------------------------------------------------------------------------
Proceeds from sale of business                            --        144       222
- ----------------------------------------------------------------------------------
(Increase) decrease in due from parent, net              (22)    (8,721)    2,109
- ----------------------------------------------------------------------------------
Acquisition of pharmacy businesses                    (5,531)    (2,451)   (7,217)
- ----------------------------------------------------------------------------------
Deferred payments on previous acquisitions            (2,030)    (1,400)       --
- ----------------------------------------------------------------------------------
Other items, net                                        (644)      (107)     (312)
- ----------------------------------------------------------------------------------
   Net Cash (Used in) Investing Activities           (11,764)   (14,698)   (6,765)
   --------------------------------------------------------------------------------
- ------------------------------------
Cash Flows from Financing Activities
- ------------------------------------

Principal payments of debt                               (54)       (56)     (764)
- ----------------------------------------------------------------------------------
Exercise of stock options                                 50         --        --
- ----------------------------------------------------------------------------------
   Net Cash (Used in) Financing Activities                (4)       (56)     (764)
   -------------------------------------------------------------------------------

Net Increase (Decrease) in Cash                          691       (410)      188
- ----------------------------------------------------------------------------------
Cash at Beginning of Period                              198        608       420
- ----------------------------------------------------------------------------------
Cash at End of Period                               $    889   $    198   $   608
- ----------------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.

                          Vitalink 1996 Annual Report


Notes To Consolidated Financial Statements

- --------------------------------------------------------------------------------
Summary of Significant Accounting Policies

Organization--Vitalink Pharmacy Services, Inc. (the "Company") owns and operates, directly or through its subsidiaries, institutional pharmacies. As of May 31, 1996, Manor Care, Inc. ("Manor Care") owned approximately 82.3% of the Company's common stock. Manor Care, through its wholly-owned subsidiary Manor HealthCare Corp. ("Manor HealthCare"), operates nursing facilities. Unless the context otherwise requires, Manor Care shall mean Manor Care and its subsidiaries other than the Company.

Principles of Consolidation--The consolidated financial statements include the accounts of Vitalink Pharmacy Services, Inc. and all of its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition and Concentration of Credit Risk--The Company records revenues at the time services or supplies are provided. Revenue is reported at the estimated net realizable amounts expected to be received from individuals, third party payers or others for services and supplies provided. Net revenues from Medicaid and Medicare programs were $40,250,000 and $8,151,000, respectively, for the year ended May 31, 1996 and $32,963,000 and $7,915,000, respectively, for the year ended May 31, 1995. Accounts receivable outstanding on the consolidated balance sheets from Medicaid and Medicare programs were 25% and 9%, respectively, of total accounts receivable at May 31, 1996 and 33% and 13%, respectively, of total accounts receivable at May 31, 1995.

Inventories--Inventories are stated at the lower of cost (first-in, first-out method) or market and are comprised primarily of products held for resale.

Property and Equipment--The components of property and equipment at May 31, are as follows:

                                                       1996               1995
- ------------------------------------------------------------------------------
                                                            (in thousands)
Leasehold improvements                              $ 1,125            $   988
- ------------------------------------------------------------------------------
Furniture, fixtures and equipment                     6,907              4,746
- ------------------------------------------------------------------------------
Vehicles                                              1,553              1,070
- ------------------------------------------------------------------------------
Computer equipment                                    3,199              2,625
- ------------------------------------------------------------------------------
                                                     12,784              9,429
- ------------------------------------------------------------------------------
Less accumulated depreciation                        (4,593)            (3,202)
- ------------------------------------------------------------------------------
                                                    $ 8,191            $ 6,227
- ------------------------------------------------------------------------------

Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements                  5-10 years
- --------------------------------------------------
Furniture, fixtures and equipment
including computer equipment             3-8 years
- --------------------------------------------------
Vehicles                                 2-3 years
- --------------------------------------------------

Capitalization Policies--Maintenance, repairs and minor replacements are charged to expense. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recorded.

Goodwill and Pharmacy Contracts--Goodwill arising from business acquisitions is amortized on the straight-line basis over 40 years. Pharmacy contracts, principally representing the estimated value of acquired contracts to service customers, are amortized over their estimated useful lives, not to exceed 10 years. The recoverability of these assets is evaluated annually. Amortization expense charged to operations for goodwill and pharmacy contracts, respectively, was $786,000 and $928,000 in 1996, $635,000 and $904,000 in 1995 and $536,000
and $830,000 in 1994.

Earnings Per Common Share--Earnings per common share have been computed based on the weighted average number of shares of common stock outstanding. The effect of outstanding stock options on the computation is insignificant.

Use of Estimates--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

- --------------------------------------------------------------------------------
Related Party Transactions

The Company provides pharmaceutical dispensing, infusion therapy and pharmacy consulting services to nursing facilities owned and operated by Manor Care and the patients of these facilities. In prior fiscal years, sales of pharmaceutical and infusion therapy products and services to Manor Care's nursing facilities were made at prices charged to other customers less an administrative fee equal to 3% of the private pay revenues derived from each facility. The administrative fee was $485,000 and $440,000, respectively, for the two years ended May 31, 1995. Effective June 1, 1995, the Company ceased to pay Manor Care the 3% administrative fee as the Company assumed the billing and collecting of private pay revenues derived from Manor Care facilities. Revenues from sales to Manor Care nursing facilities and patients, which are included in net revenues from affiliates and their patients in the consolidated statements of income, were $64,302,000, $52,449,000 and $43,984,000, respectively, for the three years ended May 31, 1996. Fees from consulting services to Manor Care and Manor Care facilities, which are included in net revenues from affiliates and their patients in the consolidated statements of income, are charged based on an annual fee per bed and totalled $2,764,000, $2,285,000 and $1,992,000, respectively, for the three years ended May 31, 1996.

The Company and Manor Care have entered into an Administrative Services Agreement. The agreement has annual renewal terms. Manor Care provides various services to the Company including, among others, cash management, payroll and payables processing, employee benefit plans, insurance, legal, accounting, tax, information systems and certain administrative services, as required. Substantially all cash received by the Company is immediately deposited in and combined with Manor Care's corporate funds through its cash management system. Similarly, operating expenses, capital expenditures and other cash requirements of the Company are paid by Manor Care and charged to the Company. Administrative fees of $595,000, $551,000 and $500,000, respectively, for the three years ended May 31, 1996, were charged based on a time allocation method which Manor Care utilized to charge administrative services to all of its subsidiaries. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf.

Manor Care obtains and provides insurance coverage for group health, auto, general liability, property casualty and workers' compensation through its self-insurance and outside insurance programs and charges the Company based on the relative percentage of insurance costs incurred by Manor Care on the Company's behalf. Total insurance costs allocated were $1,777,000, $1,360,000 and $1,279,000, respectively, for the three years ended May 31, 1996. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf.

The net result of all of these intercompany transactions, plus tax allocations as discussed in the next footnote regarding income taxes, is included in the due from parent amount in the accompanying consolidated balance sheets. Due from parent has no set repayment terms, but it is expected that repayment will occur as the Company needs cash.

Additionally, Manor Care credited the Company with interest income of $972,000, $822,000 and $330,000, respectively, for the three years ended May 31, 1996 relating to the average balance due from parent. The interest earned on the average balance due from parent was calculated based on an average three-month Treasury Bill rate plus 100 basis points. The average three-month Treasury Bill rate was 5.13% in 1996, 5.23% in 1995 and 3.26% in 1994.

The Company and Manor Care have entered into an Intercompany Debt and Credit Agreement whereby Manor Care provides the Company with a line of credit of $10,000,000. The Intercompany Debt and Credit Agreement, dated June 1, 1991, is for a five-year term and is automatically renewable unless terminated by either party. The agreement was renewed on June 1, 1996. Manor Care will pass through the charges under its own credit facility for the line of credit. These charges include a 1/4 point fee on the unused funds and a 1/8 point fee on the entire amount under the line of credit. These fees amounted to $38,000 in each of the three years ended May 31, 1996. The interest rate charged on borrowed funds is LIBOR plus 5/8 percentage points. There was no balance outstanding under this agreement at May 31, 1996 or 1995.

The Company has entered into pharmacy, infusion therapy and consulting services agreements with Manor Care, whereby the Company has the option to provide pharmaceutical products and services, infusion therapy products and services and pharmacy consulting services to Manor Care, Manor Care nursing facilities and patients. The agreements have a ten-year term commencing June 1, 1991. The Company will continue to charge Manor Care for consulting services as set forth above.

During fiscal 1993, the Company entered into an agreement to lease an operating facility from an employee. Rental expense under the non-cancelable operating lease was $290,000 in the three years ended May 31, 1996. Future minimum lease payments for the lease, which expires in 2002, are $1,883,000 at May 31, 1996.

- --------------------------------------------------------------------------------
Income Taxes

An agreement exists whereby the Company joins with Manor Care in the filing of a consolidated Federal tax return. The consolidated provision of Manor Care is allocated among its subsidiaries on a separate company basis. Accordingly, the Company accrues taxes payable to or benefits receivable from Manor Care in the due from parent account, based on the statutory rate applied to income before taxes after considering appropriate tax credits. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income.

The allocation of the consolidated provisions for income taxes follows for the years ended May 31:

                1996    1995    1994
- -------------------------------------
                   (in thousands)
Current
- -------------------------------------
  Federal     $7,459  $6,381  $5,074
  -----------------------------------
  State        1,722   1,476   1,171
  -----------------------------------
Deferred
- -------------------------------------
  Federal        164      20      27
  -----------------------------------
  State           38       5      (5)
  -----------------------------------
              $9,383  $7,882  $6,267
- -------------------------------------

Deferred tax assets (liabilities) are comprised of the following at May 31:

                                                    1996      1995     1994
- ----------------------------------------------------------------------------
                                                         (in thousands)
Gross deferred tax liabilities
- ----------------------------------------------------------------------------
  Depreciation                                    $  (941)  $  (784)  $(527)
  --------------------------------------------------------------------------
  Amortization of
  intangibles                                        (390)     (269)   (221)
  --------------------------------------------------------------------------
  Other                                              (598)     (266)    (47)
  --------------------------------------------------------------------------
  Total gross deferred
  tax liabilities                                  (1,929)   (1,319)   (795)
  --------------------------------------------------------------------------

Gross deferred tax assets
- ----------------------------------------------------------------------------
  Reserve for doubtful
  accounts                                            964       747     548
  --------------------------------------------------------------------------
  Other                                               187       506      67
  --------------------------------------------------------------------------
  Total gross deferred
  tax assets                                        1,151     1,253     615
  --------------------------------------------------------------------------
Net deferred tax liabilities                      $  (778)  $   (66)  $(180)
- ----------------------------------------------------------------------------

The Company expects the deferred tax assets to be realized through future taxable income.

Reconciliation of the Federal statutory income tax rate and the Company's effective rate is as follows:

                                                       1996      1995    1994
- -----------------------------------------------------------------------------
Federal income tax rate                               35.0%     35.0%   35.0%
- -----------------------------------------------------------------------------
State income taxes,
net of Federal tax benefit                             4.9%      4.9%    4.9%
- -----------------------------------------------------------------------------
Other                                                  0.4%      0.4%    0.6%
- -----------------------------------------------------------------------------
Effective income tax rate                             40.3%     40.3%   40.5%
- -----------------------------------------------------------------------------

Cash paid for state income taxes was $1,210,000, $1,100,000 and $640,000, respectively, for the three years ended May 31, 1996.

                          Vitalink 1996 Annual Report


- --------------------------------------------------------------------------------

Accrued Expenses

Accrued expenses were as follows:

                                              1996     1995
- -----------------------------------------------------------
                                             (in thousands)
Payroll and incentive
compensation                                $2,064   $1,567
- -----------------------------------------------------------
Acquisition related accruals                   243    1,333
- -----------------------------------------------------------
Taxes, other than income                        20       34
- -----------------------------------------------------------
Other                                           76      103
- -----------------------------------------------------------
                                            $2,403   $3,037
- -----------------------------------------------------------

- --------------------------------------------------------------------------------
Leases

The Company operates certain property and equipment under operating leases that expire at various dates through 2002. Rental expense under noncancelable operating leases was $1,373,000, $1,086,000, and $1,014,000, respectively, for the three years ended May 31, 1996. Future minimum lease payments are as follows:

                                Operating Leases
- ------------------------------------------------
                                 (in thousands)
1997                                      $1,333
- ------------------------------------------------
1998                                       1,118
- ------------------------------------------------
1999                                         859
- ------------------------------------------------
2000                                         690
- ------------------------------------------------
2001                                         482
- ------------------------------------------------
Thereafter                                   594
- ------------------------------------------------
Total minimum lease payments              $5,076
- ------------------------------------------------

- --------------------------------------------------------------------------------
Acquisitions and Divestitures

Fiscal Year 1996--On November 3, 1995, the Company acquired the institutional pharmacy business of Brentview Clinical Pharmacy, located in Los Angeles, California for $3,206,000 in cash plus the assumption of $45,000 in liabilities and future contingent payments based on the achievement of future profitability objectives.

On July 6, 1995, the Company acquired the infusion therapy business of Home Intravenous Care, Inc., located in Loveland, Colorado, for $2,325,000 in cash plus the assumption of $105,000 in liabilities and future contingent payments based on the achievement of certain future profitability objectives.

Fiscal Year 1995--On April 27, 1995, the Company acquired the institutional pharmacy business of Parker's Pharmacy, Inc., located in San Antonio, Texas, for $2,451,000 in cash plus the assumption of $107,000 in liabilities.

On June 27, 1994, the Company sold its last retail pharmacy operation located in Wisconsin for $144,000 in cash.

Fiscal Year 1994--On January 4, 1994, the Company acquired the institutional pharmacy business of Apothecary Services ("Apothecary"), located in Thornton, Colorado, for $3,448,000 in cash plus the assumption of $107,000 in liabilities and a contingent additional purchase price up to a maximum of $1,400,000 based on the achievement of certain future operating objectives.

On August 24, 1993, the Company acquired White, Mack and Wart, Inc., which operated Propac Pharmacy ("Propac"), located in Portland, Oregon, for $3,769,000 in cash plus the assumption of $2,100,000 in liabilities and a guarantee provision on stock options totalling $656,000, plus future contingent payments based on the achievement of certain future operating objectives. If required, the guaranteed value of stock options is payable in fiscal 1999.

In January 1994, the Company sold its retail pharmacy operation in Illinois for $222,000 in cash.

The above acquisitions are accounted for under the purchase method of accounting with the assets recorded at their estimated fair market values at the date of acquisition. The fiscal 1995 and 1996 acquisitions were not material to the Company's financial position or results of operations on a proforma basis. The estimated fair market values of pharmacy contracts acquired are amortized over the expected remaining lives of 10 years including estimated contract renewals. Goodwill, representing the excess of acquisition costs over the fair market value of acquired assets, is amortized over 40 years. Other assets include noncompete covenants totalling $1,681,000 and $2,192,000, respectively, at May 31, 1996 and 1995. Other assets are amortized over their estimated useful lives ranging from 2 to 10 years. Depreciation and amortization in the consolidated statements of income include amortization of intangible assets of $2,641,000, $2,449,000 and $2,256,000, respectively, for the three years ended May 31, 1996. The guaranteed value of stock options granted to the sellers of acquired businesses was considered part of the purchase price of the businesses. Included in deferred income taxes and other long-term liabilities in the consolidated balance sheets at May 31, 1996 and 1995 is $656,000 representing the guaranteed value of stock options. An additional $1,000,000 is included in accrued expenses at May 31, 1995 related to the guaranteed value of stock options granted in a prior acquisition.

The results of operations of acquired businesses are included in the Company's consolidated results from the date of acquisition. Had the acquisitions of Apothecary and Propac occurred on June 1, 1993, management estimates that on an unaudited pro forma basis, revenues, net earnings and earnings per share would have been $102,174,000, $9,285,000 and $.66, respectively, for the year ended May 31, 1994. These pro forma estimates reflect certain adjustments, including amortization of intangible assets acquired, acquisition employment agreements, reduced interest income from funds used in connection with the acquisition and related income tax effects. The pro forma results are not necessarily indicative of the operating results that would have occurred had the acquisitions been consummated on June 1, 1993, nor are they indicative of future results.

- --------------------------------------------------------------------------------
Contingencies and Compensating Balances

The Company is subject to legal actions or claims for damages that arise in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of such litigation will not have a material adverse effect on the Company's financial position or results of operations.

In connection with acquisitions, contingent purchase price payments exist up to an aggregate maximum of $4,600,000, plus additional uncapped amounts based on future performance.

Compensating balances of $75,000 are required under certain debt agreements of Manor Care.

                          Vitalink 1996 Annual Report


- --------------------------------------------------------------------------------
Pension, Profit Sharing and Incentive Plans

The Company participates in the various pension and profit sharing plans of Manor Care and contributes through Manor Care to certain welfare plans. The provision for these plans amounted to $433,000, $317,000 and $268,000, respectively, for the three years ended May 31, 1996. All vested benefits under retirement plans are funded or accrued. Additionally, included in accrued expenses at May 31, 1996 and 1995 are $80,000 and $160,000, respectively, of benefits assumed in the West End acquisition.

The Company also has incentive compensation plans for management personnel and officers based primarily on new business development and achievement of certain profitability levels. Incentive compensation expense was $1,003,000, $968,000 and $628,000, respectively, for the three years ended May 31, 1996.

- --------------------------------------------------------------------------------
Capital Stock

In September 1991, the Company's sole shareholder and Board of Directors authorized 10,000,000 shares of preferred stock at $.01 par value. None of the preferred stock is issued and outstanding. The Board of Directors is authorized to determine the rights of the preferred shares.

In September 1991, the Company's Board of Directors adopted the Company's 1991 Key Executive Stock Option and Appreciation Rights Plan (the "Plan"). Under the Plan, 420,000 shares were reserved for issuance upon exercise of options granted thereunder. The Plan provides for the granting of options at prices equal to the market value of the stock at date of grant. In addition, a stock appreciation right may be granted in tandem with a stock option. At the election of the Board, the stock appreciation right may be paid in lieu of the option exercise in cash or shares of common stock or a combination thereof in an amount equal to the difference between the option exercise price and the then market value of the shares subject to the option. Options granted are not exercisable during either the first one or two years after the date of grant and vest over periods of 48 to 96 months. The options expire from 5 to 10 years after the date of grant.

In fiscal 1994, the Board adopted and the shareholders approved an increase in the number of shares reserved for issuance to 1,000,000.

The following summarizes stock option transactions for the three fiscal years ended May 31:

Number of Shares              1996      1995      1994
- -------------------------------------------------------
Outstanding at June 1,     497,100   398,600   286,600
- -------------------------------------------------------
Granted
at $10.06-$19.88           109,000   126,000   128,000
- -------------------------------------------------------
Exercised
at $10.06-$12.75            (4,700)       --        --
- -------------------------------------------------------
Cancelled
at $11.06-$17.00          (100,000)  (27,500)  (16,000)
- -------------------------------------------------------
Outstanding at May 31,     501,400   497,100   398,600
- -------------------------------------------------------

Exercisable at May 31,      83,613    75,786    20,126
- -------------------------------------------------------
Available for grant
at May 31,                 493,900   503,500   602,000
- -------------------------------------------------------

In fiscal 1996, the Board of Directors adopted a restricted stock grant plan for key employees. The plan permits the grant of restricted stock in which vesting is subject to continued employment for a period of five years from the date of grant. At May 31, 1996, 15,000 shares of restricted stock grants were outstanding.

In 1993, options were granted to four of the former shareholders of White, Mack and Wart, Inc. to purchase 100,000 shares of common stock at $10.88 per share. Theses options are not exercisable during the first two years after the date of grant and then vest at the rate of 25% per year commencing at the end of year two. The options expire six years after the date of grant.

- --------------------------------------------------------------------------------
Quarterly Financial Data
(unaudited)

The following table summarizes the quarterly financial data for the fiscal years ended May 31, 1996 and 1995:

                                             Income
Quarter                            Net        from       Net     Per
Ended                            Revenues  Operations  Income   Share
- ----------------------------------------------------------------------
                                 (in thousands, except per share data)
Fiscal 1996
- ----------------------------------------------------------------------
August                           $ 31,822     $ 5,070  $ 3,191   $.23
- ----------------------------------------------------------------------
November                           33,998       5,390    3,366    .24
- ----------------------------------------------------------------------
February                           36,497       5,646    3,486    .25
- ----------------------------------------------------------------------
May                                38,798       6,195    3,827    .27
- ----------------------------------------------------------------------
                                 $141,115     $22,301  $13,870   $.99
- ----------------------------------------------------------------------

Fiscal 1995
- ----------------------------------------------------------------------
August                           $ 26,911     $ 4,354  $ 2,692   $.19
- ----------------------------------------------------------------------
November                           27,450       4,518    2,801    .20
- ----------------------------------------------------------------------
February                           28,786       4,876    3,057    .22
- ----------------------------------------------------------------------
May                                29,110       4,978    3,130    .22
- ----------------------------------------------------------------------
                                 $112,257     $18,726  $11,680   $.84*
- ----------------------------------------------------------------------
*Does not add due to rounding

- --------------------------------------------------------------------------------
Market Price Data

Vitalink's common stock trades on The Nasdaq Stock Market under the symbol "VTLK". The following table sets forth the high and low sales price per share of Vitalink's common stock for each quarter indicated, as reported in published financial sources (rounded to the nearest cent):

                           Market Price Per Share

                                 High     Low
- -------------------------------------------------
Fiscal 1996
- -------------------------------------------------
   August                      $17.50  $14.75
   ----------------------------------------------
   November                     19.50   14.75
   ----------------------------------------------
   February                     25.38   16.88
   ----------------------------------------------
   May                          24.50   19.00
   ----------------------------------------------

Fiscal 1995
- -------------------------------------------------
   August                      $12.25  $ 8.50
   ----------------------------------------------
   November                     15.50   10.75
   ----------------------------------------------
   February                     14.25   11.00
   ----------------------------------------------
   May                          17.00   12.50
   ----------------------------------------------

The Company has not paid, and does not anticipate paying in the foreseeable future, any dividends to the holders of its common stock.

Management's Discussion and Analysis


- --------------------------------------------------------------------------------
Results of Operations

Fiscal 1996 Compared to Fiscal 1995--Net revenues for fiscal 1996 were $141,115,000, an increase of $28,858,000, or 25.7%, over fiscal 1995. The increase in net revenues was principally attributable to increases in the number of nursing facility beds serviced by the Company and increased revenues per bed from higher patient acuity levels. At May 31, 1996, the Company provided services to approximately 49,900 nursing facility beds, including 19,300 Manor Care beds and 30,600 non-affiliate beds. At May 31, 1995, the Company provided services to approximately 42,400 beds, including 16,000 Manor Care beds and 26,400 non-affiliate beds.

Increases in beds serviced were achieved through acquisitions, start-ups in Oklahoma City and St. Petersburg and marketing efforts to customers in existing markets. In the first quarter, the Company acquired Home Intravenous Care, Inc., located in Loveland, Colorado. Brentview Clinical Pharmacy, located in Los Angeles, California, was acquired in the second quarter. In fiscal 1996, these two acquisitions contributed net revenues of $1,821,000 and $3,305,000, respectively. Included in fiscal 1996 revenues from Manor Care facilities and patients are $2,764,000 in fees charged for consulting services as compared with $2,285,000 charged in fiscal 1995.

Gross profit for fiscal 1996 was $69,993,000, an increase of $14,016,000, or 25.0%, over fiscal 1995. The gross profit margin decreased slightly to 49.6% in fiscal 1996 compared to 49.9% in fiscal 1995.

Operating expenses increased $10,441,000 to $47,692,000, or 33.8% of net revenues in fiscal 1996 compared to $37,251,000, or 33.2% of net revenues in fiscal 1995. Both payroll and selling, general and administrative expenses increased to support the growth in beds serviced. Payroll expenses, as a percentage of net revenues, increased to 20.7% from 19.7%, primarily resulting from investments in staff for information systems and selling efforts. The increase in depreciation and amortization is the result of the amortization of pharmacy contracts, goodwill and noncompete agreements obtained in connection with acquired businesses as well as depreciation on capital expenditures for existing pharmacies.

The increase in interest income and other, net, which consists principally of interest earned on the balance due from parent, is primarily due to the higher average monthly balance due from parent resulting from unused operating cash flows. The interest earned on the loan is equal to the average three-month Treasury Bill rate plus 100 basis points. Interest income and other, net for fiscal 1995 also includes a $50,000 gain on the sale of the Company's retail operation located in Wisconsin.

The Company is required to adopt FASB No. 123 "Accounting for Stock-Based Compensation" in 1997. The Company plans to adopt the disclosure method described in this pronouncement and does not believe the implementation will have a material impact on the Company's financial statements.

Fiscal 1995 Compared to Fiscal 1994--Net revenues for fiscal 1995 were $112,257,000, an increase of $13,688,000, or 13.9%, over fiscal 1994. Included in fiscal 1994 net revenues are approximately $801,000 in revenues from a retail operation which was sold in June 1994. Retail revenues were only $56,000 in fiscal 1995. The increase in net revenues was principally attributable to increases in the number of nursing facility beds serviced by the Company and increased revenues per bed from higher patient acuity levels. At May 31, 1995, the Company provided services to approximately 42,400 nursing facility beds, including 16,000 Manor Care beds and 26,400 non-affiliate beds. At May 31, 1994, the Company provided services to approximately 39,400 beds, including 14,300 Manor Care beds and 25,100 non-affiliate beds.

Increases in beds serviced were achieved through an acquisition and marketing efforts to customers in existing markets. In the fourth quarter, the Company completed the acquisition of Parker's Pharmacy, located in San Antonio, Texas. At the time of acquisition, Parker's serviced approximately 1,300 beds. Included in fiscal 1995 revenues from Manor Care facilities and patients are $2,285,000 in fees charged for consulting services as compared with $1,992,000 charged in fiscal 1994. These consulting activities are primarily due to the need to comply with standards for nursing facilities associated with the implementation of OBRA in October 1990.

Gross profit for fiscal 1995 was $55,977,000, an increase of $8,554,000, or 18.0%, over fiscal 1994. The gross profit margin was 49.9% for fiscal 1995 compared to 48.1% for fiscal 1994. The increase in gross profit margin was due to a combination of factors. The elimination of lower margin retail revenues during fiscal 1995 contributed, in part, to a more favorable product mix. In addition, the increasing focus of our customers, particularly Manor Care, on the higher margin subacute market resulted in more sales of higher margin products. And finally, the Company's greater emphasis on generic and therapeutic substitution resulted in higher margin product selection.

Operating expenses increased $4,823,000 to $37,251,000, or 33.2% of net revenues in fiscal 1995 compared to $32,428,000, or 32.9% of net revenues in fiscal 1994. Both payroll and selling, general and administrative expenses increased to support the growth in beds serviced. The increase in depreciation and amortization is the result of the amortization of pharmacy contracts, goodwill and noncompete agreements obtained in connection with acquired businesses as well as depreciation on capital expenditures for existing pharmacies.

The increase in interest income and other, net, which consists principally of interest earned on the balance due from parent, is primarily due to the higher average monthly balance due from parent resulting from unused operating cash flows. The interest earned on the loan is equal to the average three-month Treasury Bill rate plus 100 basis points. Interest income and other, net for fiscal 1995 also includes a $50,000 gain on the sale of the Company's retail operation located in Wisconsin.

- --------------------------------------------------------------------------------
Liquidity and Capital Resources

The Company meets its ongoing capital requirements and operating needs from operating cash flows. Cash flows provided by operating activities were $12,459,000 in fiscal 1996 compared to $14,344,000 in fiscal 1995. Fiscal 1996 operating cash flows were approximately $2,500,000 lower because of the change to billing private pay residents in Manor Care facilities directly rather than being paid by Manor Care. Operating cash flows not used to acquire pharmacies or invest in new property and equipment is held in the form of a receivable due from Manor Care. The balance due is classified as due from parent on the consolidated balance sheets and totalled approximately $17,000,000 at May 31, 1996.

The Company's acquisition program is funded by operating cash flows, a $10,000,000 line of credit with Manor Care or other conventional sources, if required. During fiscal 1996, the Company paid cash of $3,206,000 to acquire the institutional pharmacy business of Brentview Clinical Pharmacy and $2,325,000 to acquire the infusion therapy business of Home Intravenous Care, Inc. During fiscal 1995, the Company acquired the institutional pharmacy business of Parker's Pharmacy for cash of $2,451,000. During fiscal 1994, the Company acquired the institutional pharmacy businesses of Propac and Apothecary for $3,769,000 and $3,448,000, respectively, in cash. Generally, the purchase contracts for acquisitions stipulate future payments contingent upon achievement of future profitability objectives.

On June 1, 1991, the Company entered into an "Intercompany Debt and Credit Agreement" with Manor Care pursuant to which Manor Care provides the Company with a line of credit of $10,000,000. Manor Care, through a wholly-owned subsidiary, owns approximately 82% of the Company. To date, the line of credit has not been utilized and the entire $10,000,000 balance on the line of credit remains available to the Company. The line of credit and approximately $17,800,000 of cash and amounts due from parent are available for general corporate purposes including potential acquisitions of pharmacies, the internal development of additional pharmacies, working capital and capital expenditures.

The Company's net working capital has been sufficient to meet capital and other cash requirements. The Company believes that cash generated from operations, the $10,000,000 line of credit and the remaining amounts due from parent will be adequate to meet the Company's foreseeable capital and other cash requirements.

Vitalink Information

Officers
                                                Corporate Information

Donald C. Tomasso
Chairman                                        Corporate Headquarters
Chief Executive Officer                         Vitalink Pharmacy Services, Inc.
                                                1250 East Diehl Road, Suite 208
Stewart Bainum, Jr.                             Naperville, Illinois 60563
Vice Chairman                                   630-245-4800
                                                http://www.vtlk.com
Donna L. DeNardo
President                                       Auditors
Chief Operating Officer                         Arthur Andersen LLP
                                                1666 K Street, N.W.
Vincent C. DiTrapano                            Washington, DC 20006
Senior Vice President, Operations
                                                Registrar & Transfer Agent
Scott T. Macomber                               ChaseMellon Shareholder Services
Vice President, Finance                         New York, New York 10001-2697
Chief Financial Officer
                                                Investment Inquiries
Stephen A. Thompson                             For more information about Vitalink, please
Vice President, Human Resources and             contact the Investor Relations Department at 630-245-4800.
Administration

James A. MacCutcheon                            For changes of address, information concerning transfer of stock, or
Treasurer                                       miscellaneous requests,
                                                shareholders may contact:
James H. Rempe
Secretary                                       ChaseMellon Shareholder Services
                                                450 West 33rd Street, 15th Floor
Gerald F. Hickey                                New York, New York 10001-2697
Assistant Treasurer                             800-851-9677

K. Peter Kemezys
Assistant Secretary


Directors


Donald C. Tomasso
Chairman
Director, In Home Health, Inc.

Stewart Bainum, Jr.
Vice Chairman
Chairman, Manor Care, Inc.

Donna L. DeNardo

Harold Blumenkrantz
Executive Director, Vitalink
Director, Drug Guild, Inc.

Joseph R. Buckley
Executive Vice President, Manor Care, Inc.
Director, In Home Health, Inc.

Directors--continued
Anil K. Gupta
Professor of Strategy and Organization
College of Business and Management
University of Maryland

James A. MacCutcheon
Senior Vice President and Chief Financial Officer
Manor Care, Inc.

James H. Rempe
Senior Vice President and General Counsel
Manor Care, Inc.
Director, In Home Health, Inc.

Marvin Wilensky
Chairman
Wilmac, Inc.

- -------------------------------------
              Vitalink

Vitalink Pharmacy Services, Inc.

1250 East Diehl Road, Suite 208

   Naperville, Illinois 60563

Phone 630-245-4800 Fax 630-505-1319

[LOGO OF VITALINK APPEARS HERE]

                                       21