Form 10-K405/A, Exhibit 13
period 1996-05-31
VITALINK PHARMACY SERVICES INC
filed 1996-12-23
CIK 879970

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

--------------------30% inappropriate
                        drug use

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


Arthur Andersen LLP

Washington, D.C.
June 25, 1996

                              ------------------
                              Earnings Per Share
                                 (in dollars)

                                .99   .84   .66

                  [Graph of Earnings Per Share Appears Here]

                                 94    95    96


Consolidated Statements of Income
(in thousands, except per share data)


Year Ended May 31,                              1996       1995      1994
--------------------------------------------------------------------------
Net Revenues
--------------------------------------------------------------------------
  Affiliates and their patients             $ 67,066   $ 54,734   $45,976
  ------------------------------------------------------------------------
  Non-affiliates and their patients           74,049     57,523    52,593
  ------------------------------------------------------------------------
  Total net revenues                         141,115    112,257    98,569
  ------------------------------------------------------------------------
Cost of Goods Sold                            71,122     56,280    51,146
--------------------------------------------------------------------------
Gross Profit                                  69,993     55,977    47,423
--------------------------------------------------------------------------

Operating Expenses
--------------------------------------------------------------------------
  Payroll expenses                            29,255     22,153    18,901
  ------------------------------------------------------------------------
  Selling, general and
  administrative expenses                     11,662      9,573     8,558
  ------------------------------------------------------------------------
  Provision for doubtful accounts              2,412      1,772     1,612
  ------------------------------------------------------------------------
  Depreciation and amortization                4,363      3,753     3,357
  ------------------------------------------------------------------------
  Total operating expenses                    47,692     37,251    32,428
  ------------------------------------------------------------------------
Income from Operations                        22,301     18,726    14,995
--------------------------------------------------------------------------
Interest Income and Other, Net                 1,003        893       691
--------------------------------------------------------------------------
Interest Expense                                 (51)       (57)     (215)
--------------------------------------------------------------------------
Income Before Allocation of Income Taxes      23,253     19,562    15,471
--------------------------------------------------------------------------
Income Tax Allocation                          9,383      7,882     6,267
--------------------------------------------------------------------------
Net Income                                  $ 13,870   $ 11,680   $ 9,204
--------------------------------------------------------------------------
Weighted Average Shares Outstanding           13,976     13,975    13,975
--------------------------------------------------------------------------
Earnings Per Share                          $    .99   $    .84   $   .66
--------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


Consolidated Balance Sheets
(in thousands, except share data)


As of May 31,                                              1996         1995
--------------------------------------------------------------------------------
------
Assets
------

Current Assets
--------------------------------------------------------------------------------
   Cash                                                 $     889    $    $198
   -----------------------------------------------------------------------------
   Receivables (net of allowances of $2,163 and
   $1,378)                                                 20,093       13,844
   -----------------------------------------------------------------------------
   Inventories                                              7,426        6,520
   -----------------------------------------------------------------------------
   Deferred income taxes                                    1,138        1,012
   -----------------------------------------------------------------------------
   Other                                                      330          167
   -----------------------------------------------------------------------------
   Total current assets                                    29,876       21,741
   -----------------------------------------------------------------------------
Due from Parent                                            16,910       16,888
--------------------------------------------------------------------------------
Property and Equipment, at cost,
Net of Accumulated Depreciation                             8,191        6,227
--------------------------------------------------------------------------------
Pharmacy Contracts
(net of amortization of $3,044 and $2,116)                  6,187        7,015
--------------------------------------------------------------------------------
Goodwill (net of amortization of $2,146 and $1,360)       31,194       26,028
--------------------------------------------------------------------------------
Other Assets (net of amortization of $3,292 and $2,365)     3,565        2,814
--------------------------------------------------------------------------------
Total Assets                                            $  95,923    $  80,713
--------------------------------------------------------------------------------

------------------------------------
Liabilities and Stockholders' Equity
------------------------------------

Current Liabilities
--------------------------------------------------------------------------------
   Accounts payable                                        $3,918       $2,594
   -----------------------------------------------------------------------------
   Accrued expenses                                         2,403        3,037
   -----------------------------------------------------------------------------
   State income taxes payable                                 725          908
   -----------------------------------------------------------------------------
   Total current liabilities                                7,046        6,539
   -----------------------------------------------------------------------------
Deferred Income Taxes ($1,916 and $1,078)
& Other Long-Term Liabilities                               2,578        1,795
--------------------------------------------------------------------------------

Stockholders' Equity
--------------------------------------------------------------------------------
   Common stock
   (30,000,000 shares authorized, 13,979,700 and
   13,975,000 shares issued, $.01 par value)                  140          140
   -----------------------------------------------------------------------------
   Contributed capital                                     38,155       38,105
   -----------------------------------------------------------------------------
   Retained earnings                                       48,004       34,134
   -----------------------------------------------------------------------------
   Total stockholders' equity                              86,299       72,379
   -----------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                $95,923      $80,713
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

Consolidated Statements of
Stockholders' Equity
(in thousands, except share data)



                                  Common Stock     Contributed  Retained
                                Shares     Amount    Capital    Earnings
------------------------------------------------------------------------
Balance, May 31, 1993          13,975,000    $140      $38,105   $13,250
------------------------------------------------------------------------
Net income                             --      --           --     9,204
------------------------------------------------------------------------
Balance, May 31, 1994          13,975,000     140       38,105    22,454
------------------------------------------------------------------------
Net income                             --      --           --    11,680
------------------------------------------------------------------------
Balance, May 31, 1995          13,975,000     140       38,105    34,134
------------------------------------------------------------------------
Net income                             --      --           --    13,870
------------------------------------------------------------------------
Exercise of stock options           4,700      --           50        --
------------------------------------------------------------------------

Balance, May 31, 1996          13,979,700    $140      $38,155   $48,004
------------------------------------------------------------------------

The accompanying notes are an integral part of these consolidated statements.


Consolidated Statements
of Cash Flows
(in thousands)



Year Ended May 31,                                      1996       1995      1994
----------------------------------------------------------------------------------
------------------------------------
Cash Flows from Operating Activities
------------------------------------
Net income                                          $ 13,870   $ 11,680   $ 9,204
----------------------------------------------------------------------------------
Reconciliation of net income to net
cash provided by operating activities
----------------------------------------------------------------------------------
  Depreciation and amortization                        4,363      3,753     3,357
  --------------------------------------------------------------------------------
  Provision for doubtful accounts                      2,412      1,772     1,612
  --------------------------------------------------------------------------------
  Gain on sale of business                                --        (50)     (110)
  --------------------------------------------------------------------------------
  Decrease (increase) in deferred taxes                  712       (114)      (77)
  --------------------------------------------------------------------------------
  Change in assets and liabilities, net of
  acquisitions
  --------------------------------------------------------------------------------
    Change in receivables                             (8,661)    (1,731)   (6,217)
    ------------------------------------------------------------------------------
    Change in inventories                               (450)    (1,103)      771
    ------------------------------------------------------------------------------
    Change in other assets                            (1,163)       (21)      (21)
    ------------------------------------------------------------------------------
    Change in accounts payable and
    accrued expenses                                   1,559        242    (1,032)
    ------------------------------------------------------------------------------
    Change in state income taxes payable                (183)       (84)      230
    ------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities         12,459     14,344     7,717
    ------------------------------------------------------------------------------
------------------------------------
Cash Flows from Investing Activities
------------------------------------

Investment in property and equipment                  (3,537)    (2,163)   (1,567)
----------------------------------------------------------------------------------
Proceeds from sale of business                            --        144       222
----------------------------------------------------------------------------------
(Increase) decrease in due from parent, net              (22)    (8,721)    2,109
----------------------------------------------------------------------------------
Acquisition of pharmacy businesses                    (5,531)    (2,451)   (7,217)
----------------------------------------------------------------------------------
Deferred payments on previous acquisitions            (2,030)    (1,400)       --
----------------------------------------------------------------------------------
Other items, net                                        (644)      (107)     (312)
----------------------------------------------------------------------------------
   Net Cash (Used in) Investing Activities           (11,764)   (14,698)   (6,765)
   --------------------------------------------------------------------------------
------------------------------------
Cash Flows from Financing Activities
------------------------------------

Principal payments of debt                               (54)       (56)     (764)
----------------------------------------------------------------------------------
Exercise of stock options                                 50         --        --
----------------------------------------------------------------------------------
   Net Cash (Used in) Financing Activities                (4)       (56)     (764)
   -------------------------------------------------------------------------------

Net Increase (Decrease) in Cash                          691       (410)      188
----------------------------------------------------------------------------------
Cash at Beginning of Period                              198        608       420
----------------------------------------------------------------------------------
Cash at End of Period                               $    889   $    198   $   608
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

Property and Equipment--The components of property and equipment at May 31, are as follows:

                                                       1996               1995
------------------------------------------------------------------------------
                                                            (in thousands)
Leasehold improvements                              $ 1,125            $   988
------------------------------------------------------------------------------
Furniture, fixtures and equipment                     6,907              4,746
------------------------------------------------------------------------------
Vehicles                                              1,553              1,070
------------------------------------------------------------------------------
Computer equipment                                    3,199              2,625
------------------------------------------------------------------------------
                                                     12,784              9,429
------------------------------------------------------------------------------
Less accumulated depreciation                        (4,593)            (3,202)
------------------------------------------------------------------------------
                                                    $ 8,191            $ 6,227
------------------------------------------------------------------------------

Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements                  5-10 years
--------------------------------------------------
Furniture, fixtures and equipment
including computer equipment             3-8 years
--------------------------------------------------
Vehicles                                 2-3 years
--------------------------------------------------

Capitalization Policies--Maintenance, repairs and minor replacements are charged to expense. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recorded.

Goodwill and Pharmacy Contracts--Goodwill arising from business acquisitions is amortized on the straight-line basis over 40 years. Pharmacy contracts, principally representing the estimated value of acquired contracts to service customers, are amortized over their estimated useful lives, not to exceed 10 years. The recoverability of these assets is evaluated quarterly and whenever events or circumstances indicate that the value of the assets may be impaired. The evaluation is based on comparing the future estimated undiscounted cash flows of the acquired business or specific intangible asset over the remaining amortization period with the carrying amount of the asset. If the evaluation indicates that the recorded value of the intangible asset will not be fully recovered, the carrying value of the asset will be reduced by the estimated shortfall in undiscounted cash flows. The Company will adopt Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in fiscal year 1997. The Company does not anticipate that the adoption will have a material effect on the financial statements. Amortization expense charged to operations for goodwill and pharmacy contracts, respectively, was $786,000 and $928,000 in 1996, $635,000 and $904,000 in 1995 and $536,000 and $830,000 in 1994.

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

The allocation of the consolidated provisions for income taxes follows for the years ended May 31:

                1996    1995    1994
-------------------------------------
                   (in thousands)
Current
-------------------------------------
  Federal     $7,459  $6,381  $5,074
  -----------------------------------
  State        1,722   1,476   1,171
  -----------------------------------
Deferred
-------------------------------------
  Federal        164      20      27
  -----------------------------------
  State           38       5      (5)
  -----------------------------------
              $9,383  $7,882  $6,267
-------------------------------------

Deferred tax assets (liabilities) are comprised of the following at May 31:

                                                    1996      1995     1994
----------------------------------------------------------------------------
                                                         (in thousands)
Gross deferred tax liabilities
----------------------------------------------------------------------------
  Depreciation                                    $  (941)  $  (784)  $(527)
  --------------------------------------------------------------------------
  Amortization of
  intangibles                                        (390)     (269)   (221)
  --------------------------------------------------------------------------
  Other                                              (598)     (266)    (47)
  --------------------------------------------------------------------------
  Total gross deferred
  tax liabilities                                  (1,929)   (1,319)   (795)
  --------------------------------------------------------------------------

Gross deferred tax assets
----------------------------------------------------------------------------
  Reserve for doubtful
  accounts                                            964       747     548
  --------------------------------------------------------------------------
  Other                                               187       506      67
  --------------------------------------------------------------------------
  Total gross deferred
  tax assets                                        1,151     1,253     615
  --------------------------------------------------------------------------
Net deferred tax liabilities                      $  (778)  $   (66)  $(180)
----------------------------------------------------------------------------

The Company expects the deferred tax assets to be realized through future taxable income.

Reconciliation of the Federal statutory income tax rate and the Company's effective rate is as follows:

                                                       1996      1995    1994
-----------------------------------------------------------------------------
Federal income tax rate                               35.0%     35.0%   35.0%
-----------------------------------------------------------------------------
State income taxes,
net of Federal tax benefit                             4.9%      4.9%    4.9%
-----------------------------------------------------------------------------
Other                                                  0.4%      0.4%    0.6%
-----------------------------------------------------------------------------
Effective income tax rate                             40.3%     40.3%   40.5%
-----------------------------------------------------------------------------

Cash paid for state income taxes was $1,210,000, $1,100,000 and $640,000, respectively, for the three years ended May 31, 1996.

                          Vitalink 1996 Annual Report


--------------------------------------------------------------------------------

Accrued Expenses

Accrued expenses were as follows:

                                              1996     1995
-----------------------------------------------------------
                                             (in thousands)
Payroll and incentive
compensation                                $2,064   $1,567
-----------------------------------------------------------
Acquisition related accruals                   243    1,333
-----------------------------------------------------------
Taxes, other than income                        20       34
-----------------------------------------------------------
Other                                           76      103
-----------------------------------------------------------
                                            $2,403   $3,037
-----------------------------------------------------------

--------------------------------------------------------------------------------
Leases

The Company operates certain property and equipment under operating leases that expire at various dates through 2002. Rental expense under noncancelable operating leases was $1,373,000, $1,086,000, and $1,014,000, respectively, for the three years ended May 31, 1996. Future minimum lease payments are as follows:

                                Operating Leases
------------------------------------------------
                                 (in thousands)
1997                                      $1,333
------------------------------------------------
1998                                       1,118
------------------------------------------------
1999                                         859
------------------------------------------------
2000                                         690
------------------------------------------------
2001                                         482
------------------------------------------------
Thereafter                                   594
------------------------------------------------
Total minimum lease payments              $5,076
------------------------------------------------

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

In fiscal 1994, the Board adopted and the shareholders approved an increase in the number of shares reserved for issuance to 1,000,000.

The following summarizes stock option transactions for the three fiscal years ended May 31:

Number of Shares              1996      1995      1994
-------------------------------------------------------
Outstanding at June 1,     497,100   398,600   286,600
-------------------------------------------------------
Granted
at $10.06-$19.88           109,000   126,000   128,000
-------------------------------------------------------
Exercised
at $10.06-$12.75            (4,700)       --        --
-------------------------------------------------------
Cancelled
at $11.06-$17.00          (100,000)  (27,500)  (16,000)
-------------------------------------------------------
Outstanding at May 31,     501,400   497,100   398,600
-------------------------------------------------------

Exercisable at May 31,      83,613    75,786    20,126
-------------------------------------------------------
Available for grant
at May 31,                 493,900   503,500   602,000
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

--------------------------------------------------------------------------------
Quarterly Financial Data
(unaudited)

The following table summarizes the quarterly financial data for the fiscal years ended May 31, 1996 and 1995:

                                             Income
Quarter                            Net        from       Net     Per
Ended                            Revenues  Operations  Income   Share
----------------------------------------------------------------------
                                 (in thousands, except per share data)
Fiscal 1996
----------------------------------------------------------------------
August                           $ 31,822     $ 5,070  $ 3,191   $.23
----------------------------------------------------------------------
November                           33,998       5,390    3,366    .24
----------------------------------------------------------------------
February                           36,497       5,646    3,486    .25
----------------------------------------------------------------------
May                                38,798       6,195    3,827    .27
----------------------------------------------------------------------
                                 $141,115     $22,301  $13,870   $.99
----------------------------------------------------------------------

Fiscal 1995
----------------------------------------------------------------------
August                           $ 26,911     $ 4,354  $ 2,692   $.19
----------------------------------------------------------------------
November                           27,450       4,518    2,801    .20
----------------------------------------------------------------------
February                           28,786       4,876    3,057    .22
----------------------------------------------------------------------
May                                29,110       4,978    3,130    .22
----------------------------------------------------------------------
                                 $112,257     $18,726  $11,680   $.84*
----------------------------------------------------------------------
*Does not add due to rounding

--------------------------------------------------------------------------------
Market Price Data

Vitalink's common stock trades on The Nasdaq Stock Market under the symbol "VTLK". The following table sets forth the high and low sales price per share of Vitalink's common stock for each quarter indicated, as reported in published financial sources (rounded to the nearest cent):

                           Market Price Per Share

                                 High     Low
-------------------------------------------------
Fiscal 1996
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

Fiscal 1995
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