Form 10-K, Exhibit 13
period 1997-05-31
VITALINK PHARMACY SERVICES INC
filed 1997-08-29
CIK 879970

                               Growing Together.
                 Vitalink Pharmacy Services 1997 Annual Report



Financial Highlights
Net Revenues (in millions)
97                                                               $  274.0
96                                                               $  141.1
95                                                               $  112.3
94                                                               $   98.6
93                                                               $   65.7

Income From Operations (in millions)
97                                                               $   33.1
96                                                               $   22.3
95                                                               $   18.7
94                                                               $   15.0
93                                                               $   11.3

Net Income (in millions)
97                                                               $   18.3
96                                                               $   13.9
95                                                               $   11.7
94                                                               $    9.2
93                                                               $    7.3

Selected Financial Data (in thousands, except per share data)

Year Ended May 31:                                                   1997      1996      1995     1994     1993

Net Revenues                                                     $274,038  $141,115  $112,257  $98,569  $65,714
Income From Operations                                             33,109    22,301    18,726   14,995   11,305
Net Income                                                         18,317    13,870    11,680    9,204    7,341
Earnings Per Share                                                   1.03       .99       .84      .66      .53
Total Assets                                                      516,805    95,923    80,713   69,587   57,425
Working Capital                                                    74,006    22,830    15,202   14,103    9,938
Due From Affiliate                                                  1,053    16,910    16,888    8,167   10,276
Stockholders' Equity                                              348,531    86,299    72,379   60,699   51,495
Average Shares Outstanding                                         17,727    13,976    13,975   13,975   13,975


Our Mission -- To be the leader in the delivery of high quality health care products and services to our customers and the individuals in their care -- To realize this mission by providing innovative products and services to our customers which will exceed their expectations -- To attract, empower and retain competent employees who will grow with our organization and provide us with a competitive advantage in our markets -- Through the pursuit of this mission Vitalink will create a partnership with our customers and employees which will result in the enhancement of shareholder value.

                            The Vitalink Difference

                              Information Systems
                               Financial Systems
                               Clinical Systems
                               Operating Systems

Corporate Profile -- Vitalink Pharmacy Services, one of the nation's leading institutional pharmacy companies, provides pharmaceutical dispensing of individual medications, infusion therapy and other ancillary products and services and clinical consulting to its customers. Vitalink's customers are nursing facilities as well as other institutions and their patients and home infusion patients. Vitalink currently operates 57 institutional pharmacies, four regional infusion pharmacies and enteral distribution facilities. Through these operations Vitalink provides services to patients in 36 states.

CONTENTS

To Our Shareholders              2     Financial Information                19
Vitalink Growing Together        4     Management's Discussion & Analysis   34
Vitalink Pharmacy Locations     18     Corporate Information                36

TO OUR SHAREHOLDERS.

Fiscal 1997 was a pivotal year for Vitalink. Although Vitalink grew by over 250% between 1992 and 1996 through small acquisitions and internal growth, we had not attained the size to be a dominant player in our rapidly consolidating industry. In addition, we were disadvantaged by a very small stock float. Both issues were addressed by our merger with TeamCare, the pharmacy subsidiary of GranCare, Inc. Our annual revenues are now approaching $500 million positioning Vitalink as the third largest institutional pharmacy company in the country and providing us with the market share and leverage that have become critical to success in the changing health care arena. Our stock float has increased by more than five times and Vitalink shares now trade on the New York Stock Exchange providing you, our shareholders, with greater liquidity.

Vitalink began the year with 23 institutional pharmacies located in 14 states and ended the year with 57 institutional pharmacies located in 20 states. Through these pharmacies, our four strategically located regional infusion pharmacies and our enteral distribution business, we now provide services to customers located in 36 states. Although our merger with TeamCare consumed much of management's time in fiscal 1997, the combined companies completed three other acquisitions during the year, two in California and one in New York. We do not intend to slow our pace in 1998 as proven by our mid-July acquisition of Nationwide Pharmacies located in Maryland.

Acquisitions are not the only factor driving our growth. Our marketing and sales efforts are producing results as well. During fiscal 1997 the combined sales teams of Vitalink and TeamCare added new accounts with over 20,000 beds. We now have over 50 sales professionals working with an even greater number of clinicians with sales responsibility to drive our internal growth. New business is coming from both our traditional setting, new nursing facility accounts or more products sold to existing accounts, as well as non-traditional settings such as assisted living facilities, acute hospitals and correctional facilities. Our product development team has designed a product to meet the needs of assisted living facilities which has been well received in our markets. We now service assisted living facilities with over 8,000 beds, a market that was virtually untapped by institutional pharmacies only two years ago. We provide pharmacy services to two long-term acute care hospitals and in July signed a contract to provide pharmacy services to the sub-acute wing of a hospital in South Carolina. With the experience and knowledge base of our employees, we have the ability to identify customer needs and market opportunities and design programs and products around these needs and opportunities.

The most significant benefit of the merger is the depth and breadth of human resources which Vitalink now possesses. Both the Vitalink and TeamCare organizations have dedicated employees committed to providing quality products and services to their customers. The cultures and missions of the two organizations are very similar which has made the post merger transition much less difficult. The successes that each organization brought to the table are now shared throughout the entire organization. The OPTIMA/SM/ programs developed by Vitalink to manage specific disease states are now offered by more pharmacies in more markets. TeamCare's successful wound care management program is now offered throughout the much larger Vitalink network of pharmacies. With our significantly greater market presence we are able to leverage our investments in programs and product development.

At the time we announced the merger, we identified certain opportunities which would result from the transaction. I would like to give you a brief status report. By the end of fiscal 1997 Vitalink has commenced service to Manor Care and GranCare owned facilities with over 3,200 beds as a direct result of the merger. Vitalink executed a new wholesaler agreement with Cardinal Health which became effective February 1, 1997. All of Vitalink's pharmacies were using Cardinal as their primary wholesaler by the end of the fiscal year. Consistent with our objective of having all pharmacies on one operating system, Vitalink has started the system conversion process and we expect to have all pharmacies converted by the end of fiscal 1998. Shortly after the merger we implemented a new organizational structure with nine operating regions. Each regional vice president is charged with maximizing business opportunities and operating efficiencies in their markets through adoption of standardized operating practices, consolidation of duplicate functions and, where practical, consolidation of pharmacies. This process commenced in the fourth quarter and the benefits are expected to be realized over fiscal 1998.

As we review the proposals now being considered in Washington which may impact our industry, it seems clear to us that our primary customers, nursing facilities, are facing a major change in reimbursement. The timing is not certain at this point nor are all the issues fully resolved. However, we are preparing Vitalink to be a valuable partner to our customers in an environment where efficiency is critical to their success and information is a valuable tool. We are confident that with our financial and human resources, we will prosper in this evolving industry.

I would like to take this opportunity to thank four valued Directors of Vitalink who left the Vitalink Board at the time of the merger, Harold Blumenkrantz, Anil Gupta, Don Tomasso and Marvin Wilensky. Their leadership and counsel over the past years is greatly appreciated. Finally, I would like to welcome our new employees to Vitalink and thank all of our employees for their dedication and commitment. And to our shareholders and customers, we thank you for your support and belief in our company.

Sincerely,

/s/ Donna L. De Nardo
Donna L. De Nardo, President and Chief Operating Officer

VITALINK. GROWING TOGETHER.

Vitalink Pharmacy Services is committed to serving the evolving needs of nursing, assisted living and independent living facilities, as well as other institutions. For customers such as these, Vitalink has established a nationwide support structure, built on information, and stretching far beyond the simple dispensing of medication.

Traditionally, Vitalink has provided customers with pharmaceutical dispensing and distribution, infusion therapy and other specialized services, medical supplies and consultant pharmacy services. By outsourcing these functions, Vitalink customers can redirect internal resources to focus on their core competencies and gain advantages that can be provided only by a company with Vitalink's capabilities and range of expertise.

PHARMACEUTICAL DISPENSING AND DISTRIBUTION

Currently, the largest share of Vitalink's business is devoted to purchasing, repackaging and dispensing pharmaceuticals in a unit dose format. Prescriptions ordered by the physician are delivered by Vitalink to the customer by the next scheduled dose, in daily or multiple day dosages. As part of this service, Vitalink maintains 24-hour clinical consultation and emergency delivery.

INFUSION THERAPY AND SPECIALIZED SERVICES

Infusion therapy and specialized services include compounding, equipment and supplies for infusion, parenteral and enteral nutrition therapy, respiratory therapy and wound care management. In addition to preparing the product and delivering it to the customer, Vitalink can help train and certify nursing staff to administer the therapies. These specialized services represent the fastest growing segment of Vitalink's business.

MEDICAL SUPPLIES

Vitalink distributes disposable medical supplies to customers, principally in the areas of wound care, urological, ostomy and nutritional support. Vitalink also provides durable medical equipment for its nursing facility customers.

[Graphic Omitted]

"Vitalink is highly responsive to customer needs, and they make the same investments in our facilities as we do. When we have a need--whether in the pharmacy, for consultation or education--Vitalink always comes through. They are there for us."

Dave Devereaux, Customer, ManorCare Health Services

[Graphic Omitted]

CONSULTANT PHARMACY SERVICES

Vitalink offers customers the services of trained consultant pharmacists who monitor prescription drug therapy and support the highest levels of patient care. These consultant pharmacists routinely visit customer facilities and make recommendations to the nursing staff concerning drug storage and administration as well as patient care. They also review the patient drug regimen to ensure that therapy is appropriate and in compliance with federal and state regulations.

In addition, Vitalink nurse consultants work on-site with customers to observe medication administration procedures, confer on medical records and conduct in-service training programs.

"Simply delivering product--in the case of Vitalink, pharmaceuticals--is not a differentiator. It's an expectation. And the future of our business will be built on providing other services, distinctive services that are backed by our sophisticated information systems, trained personnel and a powerful quality assurance mission. These services are good for our customers, and they provide Vitalink with a long-term competitive advantage."

Marty Lasak, Vice President, Product Development


BEYOND FILLING PRESCRIPTIONS.

Though our traditional business has been in the area of pharmaceutical dispensing and distribution, Vitalink is increasingly called upon to provide our customers with services that go far beyond simply filling prescriptions.

MEDICATION REVIEW AND CONSULTATION

Vitalink consultants work closely with customers and they carefully analyze patient information to eliminate unnecessary drugs by selecting the most efficacious treatment options. The total cost of patient care is based on much more than the price of medication--and even effective medications can produce adverse drug reactions. These reactions, in the final analysis, may be largely attributable to inappropriate and unmonitored drug therapy. And the costs associated with these reactions are avoidable with effective monitoring and accurate information. Careful evaluation and management of prescriptions can dramatically reduce a patient's long-term, non-drug-related expenses.

On an on-going basis, our licensed consultant pharmacists use our powerful information systems to evaluate each resident's medication records to check for duplicate drugs, allergies and adverse drug reactions. With access to medical diagnosis data, Vitalink pharmacists can then apply their broad-based knowledge of the unique needs of the chronically ill patient to make recommendations concerning the next month's drug program.

"Vitalink delivers high-quality customer service by very simply asking customers what they need. Vitalink doesn't try to force prepared solutions on customers-- instead, they tailor their approach o match the unique requirements of each customer. This is an approach to customer service that is guaranteed to succeed--and it has proven very successful for Vitalink."

Aruna Podatoori, Customer, GranCare

[Graphic Omitted]


This review helps enhance patient health and minimize bills by reducing or eliminating unnecessary drugs. And since we track and monitor all medications taken by residents, the Vitalink pharmacist can often prevent drug-related hospitalization. In addition, the pharmacist performs monthly on-site reviews of each patient's progress by evaluating clinical records and consulting with the physician and other caregivers.

ON-SITE SERVICES

At customer facilities, Vitalink provides a number of services to improve operational efficiencies and quality of care.

Aside from providing educational support for nursing staff, the Vitalink pharmacist makes sure all nursing stations store, handle and dispense drugs properly. This is a critical service because it enables nurses to spend less time monitoring packaging and dispensing systems and more time caring for patients.

The Vitalink pharmacist is always available for emergencies, and questions from nurses can be answered on a 24 hour basis, every day of the year.

COMPLIANCE AND PAYOR RELATIONS

Vitalink nurse consultants and pharmacists work with nursing staff on medication review and administration to ensure compliance with all federal and state guidelines.

Vitalink also assumes responsibility for medication billing. Vitalink's expert billing staff invoices the responsible party, whether Medicaid, Medicare Part B, a private insurance company, the facility or the patient.

"We are growing in a lot of ways--and one of those ways is through vendor-partner relationships. We just formed a partnership with Kinetic Concepts Inc., a maker of therapy beds, to deliver and maintain support services for these beds. Coupled with our clinical components, this represents the first venture of its kind in our marketplace. This partnership is good for our customers because they have to call only one company for both services; it helps both Vitalink and our customers enter into new markets; and for Vitalink, it provides a growing revenue source."

Cheryl Musial, Vice President, Sales and Marketing


LEVERAGE THAT COMES FROM SIZE.

MERGER WITH TEAMCARE

In February 1997, Vitalink completed its merger with TeamCare--the institutional pharmacy business of GranCare--in what was the largest transaction of its kind in the institutional pharmacy industry. As a result of this merger, Vitalink has now become the third largest institutional pharmacy company in the country.

BED GROWTH (in thousands)

97                      172
96                       50
95                       42
94                       39
93                       31


The merger of Vitalink with TeamCare represents the union of two very strong companies with complementary strengths. Vitalink had established itself as a company with extensively integrated systems and a high level of operational standardization. TeamCare, on the other hand, brought to Vitalink a coordinated marketing effort, integrated through sales and operations, and spearheaded by a sales force committed to a customer-focused, team selling approach. Moreover, TeamCare provided Vitalink with a number of additional product lines, including orthotics and wound care.

An important strength of Vitalink today is our preferred provider relationship with ManorCare Health Services and GranCare. Our long-term service agreements with these companies result in a reduced risk profile for Vitalink, and they provide both a growing and predictable cash flow. In addition, the new shares issued in the merger have increased Vitalink's float by approximately 400%, creating greater liquidity for Vitalink shareholders. At the time of the merger, Vitalink moved to the New York Stock Exchange, which broadens our potential shareholder base.

The merger with TeamCare also makes possible broadened geographic distribution of Vitalink's pharmaceutical services and increased market penetration. As of May 31, 1997, Vitalink now provides services in 36 states from pharmacy locations in 20 states. In addition to the advantage we gain from our long-term service agreements with ManorCare Health Services and GranCare, Vitalink continues to maintain high quality revenue as shown by our payor and product mixes.


           PAYOR MIX                            PRODUCT MIX

          [CHART HERE]                          [CHART HERE]


* Includes private, Medicare Part A, insurance and other third party payors ** Includes Medicare Part B only

One immediate initiative following the merger has been the redesign of the Vitalink sales force. Modeled on a team selling approach, Vitalink clinical specialists, nurse consultants, pharmacists and pharmacy managers work closely with sales representatives to develop more specific programs for customers in targeted areas.

Consistent with Vitalink's objective to have all of our pharmacies on a single operating system, management has started to convert former TeamCare pharmacies to the Vitalink system. This conversion process will continue throughout fiscal 1998, and all pharmacies are planned to be fully converted by the start of fiscal 1999.

In fiscal 1998, Vitalink will implement a new financial and accounting system to facilitate management of an increasingly complex business. Vitalink's substantial resources in the area of information technology--enhanced by the merger--ensure the successful implementation of this system.

As part of the movement toward standardization, Vitalink has implemented VitalCONSULT on a company-wide basis. VitalCONSULT is Vitalink's proprietary consulting information system that enables pharmacists and nurse consultants to store and access patient information to improve clinical outcomes and quality of life. VitalCONSULT enables pharmacies to provide sophisticated clinical support on a continuous, real-time basis. Such technology is particularly important for meeting the demands of the Omnibus Budget Reconciliation Act of 1987, which requires a pharmacist to perform a drug regimen review for patients at least monthly. Using the large and growing electronic data resources provided by VitalCONSULT, our pharmacy consultants can make recommendations to the care-giving team based on continuously updated and accurate data.

This steady flow of information supports clinical decision making and proactive recommendations. In addition, Vitalink's information systems can be used to print drug information on charting documents, query medical records for the entire population served, quality check clinical processes and design cost reduction initiatives. Because VitalCONSULT is used across all Vitalink pharmacies, patients can be tracked as they move through multiple service settings, which helps avoid potentially hazardous drug interactions while ensuring informed, consistent care. Such a unified information system is important not only because it is required if we are to provide consistently high-quality service to our customers, but also because such common practices are essential for generating data that can be used by customers all across the system. For instance, VitalCONSULT enables Vitalink to monitor what medications were dispensed and when they were dispensed, which enhances Vitalink's ability to track pharmaceutical outcomes. As prospective payment systems become the norm, and cost of care becomes more critical, Vitalink will have detailed and complete outcomes data to be a more valuable partner with our customers.

The merger with TeamCare--and the subsequent integration of systems--gives Vitalink a powerful presence in the institutional pharmacy industry, enhances service to our customers, and provides a solid platform for continued growth.

"The beauty of this merger is that each of us has brought different strengths to the table. Vitalink has been very strong in human resources and putting logical systems in place. Historically, TeamCare has been more entrepreneurial, a little more coordinated in their sales efforts. What we now have is a balance between this solid foundation and a passionate drive to build business."

Steve Thompson, Senior Vice President, Human Resources & Administration

ECONOMIES OF SCALE

Vitalink operates through both hub and satellite pharmacies. Hub pharmacies serve an approximately 150 mile radius and provide the full array of services, including support for satellite pharmacies. By locating satellite pharmacies closer to the customer, service levels are enhanced and market reach is extended. Hub and satellite pharmacies enable Vitalink to achieve significant economies of scale.

Building on the strength of the merger with TeamCare, Vitalink is now strategically positioned ahead of many smaller, fragmented competitors who cannot adequately meet the challenges of this tightly regulated, rapidly consolidating environment.

Size enables institutional pharmacy providers such as Vitalink to exercise increased leverage to secure attractively priced purchasing contracts with wholesale drug suppliers and manufacturers. Vitalink receives volume discounts from manufacturers, who gain enhanced market penetration for their products. Vitalink, in turn, can leverage economies of scale in our markets to realize higher rates of return for our shareholders.


HIGHER QUALITY INFORMATION, HIGHER QUALITY CARE.

FOCUS ON PREVENTION

With the advent of managed care, and the anticipated move by Medicare toward a prospective payment system of reimbursement, nursing facilities are becoming increasingly motivated to manage the cost of caring for their patients. Assisted living facilities are equally eager to retain their residents and help them "age in place." The way to achieve these goals--and reduce future costs--is through careful monitoring of medication and constant gathering and evaluation of information about patients with chronic illnesses.

[Graphic Omitted]

"We recently transitioned from unit fill to cycle fill, and before that changeover, Vitalink came out to meet with physicians and nurses, they mapped out the whole process, managed the transition, and followed-through to make sure everything happened as planned. Vitalink proactively looks for ways to improve, and when they say they will do something, they will not only do it, they will do it in a way that goes beyond expectations."

Daryl Fisher, Customer, Pinnacle Healthcare Group

[Graphic Omitted]

This focus on prevention--on assessing the patient's current and probable future condition--is made possible through a refined information system that unites all Vitalink pharmacies. Because Vitalink can access data from all pharmacies, comprehensive data about a large and growing population can be used to develop new services and provide valuable resources to state and federal organizations and professional bodies.

"Many of our largest competitors don't have a single, unified communications platform. Vitalink's common platform enables us to create a system-wide, decentralized data warehouse that makes details of patient management available for analysis, refinement and, ultimately, better patient care."

Chip Phillips, Vice President, Information Technology


DELIVERING ENHANCED PATIENT CARE

Vitalink provides customers with a computerized medical documentation system. This system generates monthly medical reports as well as preprinted physician order forms, medication administration documentation and treatment records. As an additional service to customers, Vitalink maintains and documents orders for ancillary services, such as patient diet and therapy orders. These services enhance the quality of patient care through improved accuracy of medication management--and they ease the burden of providing government-required reports concerning patient drug utilization.

"This is a company with a future. We're getting bigger, and we're headed in the right direction, and the course we are choosing is away from simply filling prescriptions and toward providing the consultation services that will help the customer--and Vitalink--prosper."

Paul Bergeron, Director of Marketing Communications


HELPING CUSTOMERS DO BETTER BUSINESS

To meet federal regulations, nursing facility operators must document the drug regimens of each of their patients. Because the average nursing facility patient requires up to eight medications every day, the facility operator faces significant costs for conducting monthly drug regimen reviews and tracking utilization levels. Therefore, both nursing facilities and payors have found it advantageous to contract with Vitalink--a company that offers a comprehensive understanding of regulatory issues and the information management capabilities to formulate patient reports on a timely basis.

"We started as a distribution company, and we were very successful as a distribution company. But the future of Vitalink is not going to be on the product distribution side. The future of Vitalink will be in providing the medical data that we are now beginning to gather under the Vitalink OPTIMA/SM/ servicemark. This is what separates us from our competitors: our databank and our emphasis on wellness and prevention as opposed to simply the reactive treatment of conditions."

Donna De Nardo, President and Chief Operating Officer


A MARKET THAT CONTINUES TO GROW.

It's been estimated that while the nursing facility segment of the institutional pharmacy industry alone is over $4 billion in size, the assisted living segment adds another one-half billion dollars to the market. Given the demographics of an aging population, the increasing acuity levels of nursing facility residents, and the growth in assisted living facilities, this market is estimated to sustain annual growth of 10-15% over the next three to five years.

AN AGING POPULATION

Since 1950, the number of Americans aged 65 and older has doubled; similarly, the number of those aged 85 and older has quadrupled in size. According to the U.S. Bureau of Census, this group of 85 and older citizens will increase by 43% from 1990 to 2000. As our country's 77 million "baby boomers" reach retirement age, the trend toward an aging population will accelerate. These older individuals--many of whom are residents in nursing, assisted living and other similar facilities--are served by Vitalink.

INCREASING ACUITY LEVELS

Many medical conditions become more acute as patients age. Because Americans are living longer, more patients with chronic conditions are currently receiving medical care, and these patients typically require more medication. Vitalink has the experience and support structure in place to help nursing facilities care for patients.

More importantly, however, Vitalink has the systems in place to help monitor and manage therapy to help reduce the likelihood that the patient will ever reach these higher acuity levels.

"As our market and our company grow, the best people in the business are coming to work with us. The Vitalink pharmacist is not interested in just counting pills--the Vitalink pharmacist wants to use his or her expertise to manage the health care of a select population group. We have a lot to offer professionally, and we are attracting the best talent in the industry--which is very important to our future."

Scott Macomber, Senior Vice President and Chief Financial Officer


SETTING A STANDARD OF QUALITY.

As Vitalink and its markets grow, the challenge is to maintain--and, when possible, to improve--the standards of quality that have contributed to Vitalink's leadership position.

OPTIMA/SM/

In 1995, Vitalink established a Clinical Information Services (CIS) board to monitor and help improve the clinical and economic efficacy of drug therapies administered to its patients. OPTIMA/SM/, which stands for "Optimizing Patient Therapy in Medication Administration," is a proprietary patient care program CIS uses to effect the best treatment for individual diseases. OPTIMA/SM/ provides facility operators with disease-specific practice guidelines and formularies to reduce the incidence and associated costs of chronic diseases, such as atrial fibrillation, osteoporosis, hypertension and diabetes. Vitalink formulates these protocols by analyzing clinical, demographic and cost information in Vitalink's data repository. Vitalink then tracks the economic and health outcomes resulting from the implementation of these protocols.

Clearly, health care is progressing beyond disease management to disease prevention or wellness. Vitalink's increased market presence--reinforced by the recent merger--has made Vitalink an attractive partner for other industry leaders in the common goal of preventing disease and enhancing wellness. In addition, the systems that Vitalink has put in place provide pharmaceutical companies, payors and managed care organizations with valuable data they can use. Vitalink designs drug therapy protocols to improve care and collect valuable outcomes data. Our on-line partner companies share these protocols, which puts Vitalink in a commanding position with manufacturers, who want their products included in the protocols.

In August, Vitalink introduced an innovative osteoporosis fracture prevention program in conjunction with pharmaceutical leaders Merck and Novartis, currently the #1 and #2 drug companies in the world. Osteoporosis, though not considered a critical condition, can lead to broken bones and hips which, due to infection, can cause potentially life-threatening conditions and higher medical costs. Hip fractures are problematic enough, but when combined with related complications, they cost the medical industry well over one billion dollars annually. Vitalink's new osteoporosis program assesses the risk of osteoporosis in our existing population of over 170,000 patients and provides, at a minimum, calcium and vitamin D supplements--as well as continuous monitoring-- to help ensure these patients do not develop osteoporosis. For patients who have already demonstrated some bone mass loss due to osteoporosis, our pharmacists and staff administer and monitor therapies that might include drugs or hormones. The Vitalink osteoporosis program concept has been reviewed by the National Osteoporosis Foundation.

Prior to the establishment of the osteoporosis program, Vitalink implemented an anticoagulation and stroke prevention program. Patients who have demonstrated a tendency to blood clotting are at higher risk for stroke, which may occur when clots lodge in the brain. As part of the anticoagulation and stroke prevention program, Vitalink uses enhanced information systems to identify patients at risk for stroke who might be receiving inappropriate therapy. To support this program, Vitalink has established education programs for patients and a preferred formulary designed to limit drug interaction.

As a key player in the integrated health system, Vitalink provides risk assessment to target early intervention and measure outcomes. Early intervention helps reduce downstream non-drug related costs associated with long-term patient care.

"OPTIMA/SM/ is the cornerstone of our case management initiative. As the administration of managed care becomes more complex, our clinicians become gate-keepers, and OPTIMA/SM/ provides the clinical services, outcomes measurements and quality standards other companies just talk about but can't actually provide."

Mary Daschner, Vice President, Product Standards


PHARMACY BENEFITS MANAGEMENT

Vitalink has developed a Pharmacy Benefits Management program (PBM) for seniors and employee groups that offers formulary management services, Drug Utilization Review (DUR), disease state management and network administration. Our PBM program will extend Vitalink's market to include employee groups and non-institutionalized seniors, and it positions Vitalink with managed care organizations, enabling us greater access to patients and greater opportunity to bundle other Vitalink products and services to managed care customers. In addition, our PBM program enables Vitalink to access utilization data for patient populations not currently served by Vitalink. This data will be critical to structuring future contracts, particularly in an environment where prospective payment is the norm. Finally, our PBM gives Vitalink the ability to provide tighter management services for all customers. Increased use of therapeutic interchange, prior authorizations and extended management of medical benefits are all part of Vitalink's PBM strategy. Whoever assumes the risk for pharmaceutical costs will eventually control pharmacy purchasing and management--and our PBM ultimately positions Vitalink as a leader in the area of managed risk.

QUALITY ASSURANCE AUDITS

As part of a continuing effort to evaluate and improve the quality and accuracy of pharmacy practices, Vitalink performs quality assurance audits at each pharmacy it operates.

Dedicated corporate staff and multidisciplinary teams from our pharmacies perform these audits to identify areas for improvement, focus on continuous enhancement of services and ensure consistency across the system. Vitalink is the only company of its kind to provide such system-wide quality assurance. Our customers trust that a drug from one of our Illinois Vitalink pharmacies will be compounded to meet exactly the same specifications as it would in a California pharmacy, and that a disease management program in Florida will be operated in an identical fashion to a similar program in Oklahoma. This consistency is especially appealing to multi-facility customers who enjoy a national presence.

The Vitalink CARE group has developed company-wide policies and procedures for all our pharmacies. These standard policies and procedures ensure not only operational efficiency but also brand leverage.

Through an internal certification program, Vitalink pharmacists are extensively trained in a range of clinical processes, and they consistently demonstrate above-average competency in customer communications, government regulations and drug utilization evaluation. This certification program is based on professional standards to ensure that Vitalink pharmacists thoroughly understand disease progression, and that they can put this expertise to use in improving patient outcomes--consistently--in the still evolving managed care environment.

[Graphic Omitted]

"Vitalink is a great company to partner with, not only because of their pharmaceutical distribution capabilities, but more importantly because of their wellness or preventative programs. Since meeting with them, we've been able to use their resources and creativity to focus on wellness. Now, instead of providing just medication, we provide education, which might ultimately reduce patients' reliance on medication. Vitalink is a company of paradigm-breakers-- they think outside the box."

Jim Murphy, Customer, Freedom Group

[Graphic Omitted]

[Graphic Omitted]

"Every Vitalink Consultant Pharmacist follows a consistently applied customer service philosophy. They are ready to put in long hours for us, and they are always there for us--part of the team. Our residents, in fact, see no separation between Vitalink and having our own in-house pharmacy. There's a seamless connection between our operations and Vitalink and this kind of connection is possible because Vitalink subscribes to the same high quality standards that we do."

Rick Dillon, Customer, Genesis Healthcare

[Graphic Omitted]


ALWAYS GROWING.

Though our business is firmly grounded in pharmaceutical dispensing and distribution, our future clearly lies in the development of specialized services that utilize comprehensive information systems. And as Vitalink grows, the size and sophistication of our information system grows, providing more complete, more accessible data for use by ourselves, our partners and our customers. This expanding database enables us to serve an ever increasing range of customer needs--and to provide increasingly higher levels of care to patients.

With the completion of nine acquisitions over the past five years, and the recent TeamCare merger, Vitalink has a stronger market position than ever in its history. This, coupled with a very solid balance sheet, provides increased opportunity for future growth.

Vitalink, today, is full of opportunity and promise. Our markets and our capabilities are growing rapidly and the momentum is building to expand even further the scope of our offerings and the services we provide our customers.


"As we grow, the need for consistency rises. For instance, from the customer's perspective, if I run a chain of nursing facilities, I want to be sure my service provider does things the same way across all of them so that I can predict cost patterns and anticipate service levels. Vitalink provides consistency of operating performance through our CARE Group Standards--we operate the same way in all of our sites."

Donna De Nardo, President and Chief Operating Officer

Vitalink Pharmacy Locations

[MAP GRAPHIC HERE]

CALIFORNIA
Cerritos
Hayward
Los Angeles
Palm Desert
San Bernardino*
Santa Rosa
Stockton
Van Nuys

COLORADO
Denver
Loveland**
Northglenn

FLORIDA
Deerfield Beach
St. Petersburg

ILLINOIS
Elgin
Hickory Hills*
Monticello

INDIANA
Evansville
Fort Wayne
Indianapolis (2)
South Bend

IOWA
Bettendorf

KENTUCKY
Louisville

MARYLAND
Baltimore
Upper Marlboro

MICHIGAN
Detroit (2)
Kalamazoo
Lansing

NEW JERSEY
Moorestown
Ocean
Whippany

NEW YORK
Clinton
Utica

NORTH CAROLINA
Aberdeen
Charlotte
Hendersonville

OHIO
Cleveland
Copley

OKLAHOMA
Oklahoma City

OREGON
Eugene
Portland

PENNSYLVANIA
Allentown*
Bridgeville
Williamsport
York

SOUTH CAROLINA
Florence
Georgetown

TEXAS
San Antonio

VIRGINIA
Orange
Portsmouth
Richmond

WISCONSIN
Appleton
Janesville
Madison
Menomonie
Menomonee Falls


*  includes regional infusion pharmacy
** regional infusion pharmacy only

Report of Independent Public Accountants


TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF VITALINK PHARMACY SERVICES, INC.:

We have audited the accompanying consolidated balance sheets of Vitalink Pharmacy Services, Inc. (a Delaware Corporation) and subsidiaries as of May 31, 1997 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Vitalink Pharmacy Services, Inc. and subsidiaries as of May 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 1997 in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

Washington, D.C.
June 27, 1997

Vitalink Pharmacy Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Income
(in thousands, except per share data)

Year Ended May 31,                                     1997       1996       1995
-----------------------------------------------------------------------------------
Net Revenues                                         $274,038   $141,115   $112,257
Cost of Goods Sold                                    140,426     71,122     56,280
Gross Profit                                          133,612     69,993     55,977

Operating Expenses
  Payroll expenses                                     61,463     29,255     22,153
  Selling, general and administrative expenses         25,102     11,662      9,573
  Provision for doubtful accounts                       4,411      2,412      1,772
  Depreciation and amortization                         9,527      4,363      3,753
  Total operating expenses                            100,503     47,692     37,251
Income from Operations                                 33,109     22,301     18,726
Interest Income and Other, Net                          1,106      1,003        893
Interest Expense                                       (2,154)       (51)       (57)
Income Before Income Taxes                             32,061     23,253     19,562
Income Taxes                                           13,744      9,383      7,882
Net Income                                           $ 18,317   $ 13,870   $ 11,680
Weighted Average Shares Outstanding                    17,727     13,976     13,975
Earnings Per Share                                   $   1.03   $    .99   $    .84

The accompanying notes are an integral part of these consolidated statements.

Vitalink Pharmacy Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Balance Sheets
(in thousands, except share data)

As of May 31,                                                                1997           1996
--------------------------------------------------------------------------------------------------
Assets
Current Assets
  Cash and cash equivalents                                                $   3,660      $    889
  Receivables (net of allowances of $4,872 and $2,163)                        79,745        20,093
  Inventories                                                                 25,193         7,426
  Deferred income taxes                                                        9,590         1,138
  Other                                                                        1,829           330
  Total current assets                                                       120,017        29,876
Due from Affiliate                                                             1,053        16,910
Property and Equipment, at Cost, Net of Accumulated Depreciation              22,908         8,191
Pharmacy Contracts (net of amortization of $4,579 and $3,044)                 39,313         6,187
Goodwill (net of amortization of $5,705 and $2,146)                          326,884        31,194
Other Assets (net of amortization of $4,689 and $3,292)                        6,630         3,565
--------------------------------------------------------------------------------------------------
Total Assets                                                               $ 516,805      $ 95,923
==================================================================================================

Liabilities and Stockholders' Equity
Current Liabilities
  Accounts payable                                                         $  22,867      $  3,918
  Accrued expenses                                                            20,979         2,403
  Income taxes payable                                                            --           725
  Current portion of long-term debt                                            2,165            --
  Total current liabilities                                                   46,011         7,046
Long-Term Debt                                                               104,873            --
Deferred Income Taxes ($15,352 and $1,916)
  & Other Long-Term Liabilities                                               17,390         2,578

Stockholders' Equity
  Common stock
    (80,000,000 shares authorized, 25,402,510 and
    13,979,700 shares issued, $.01 par value)                                    254           140
  Contributed capital                                                        281,956        38,155
  Retained earnings                                                           66,321        48,004
  Total stockholders' equity                                                 348,531        86,299
--------------------------------------------------------------------------------------------------
Total Liabilities and Stockholders' Equity                                 $ 516,805      $ 95,923
==================================================================================================

The accompanying notes are an integral part of these consolidated balance sheets.

Vitalink Pharmacy Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Stockholders' Equity
(in thousands, except share data)

                                          Common Stock     Common Stock   Contributed       Retained
                                             Shares           Amount        Capital         Earnings
----------------------------------------------------------------------------------------------------
Balance, May 31, 1994                      13,975,000          $140         $ 38,105        $ 22,454
Net income                                         --            --               --          11,680
----------------------------------------------------------------------------------------------------
Balance, May 31, 1995                      13,975,000           140           38,105          34,134
Net income                                         --            --               --          13,870
Exercise of stock options                       4,700            --               50              --
----------------------------------------------------------------------------------------------------
Balance, May 31, 1996                      13,979,700           140           38,155          48,004
Net income                                         --            --               --          18,317
Exercise of stock options                      54,583            --              793              --
Tax benefit from exercise
of stock options                                   --            --              130              --
Stock issued for business acquired         11,368,227           114          242,878              --
----------------------------------------------------------------------------------------------------
Balance, May 31, 1997                      25,402,510          $254         $281,956        $ 66,321
====================================================================================================

The accompanying notes are an integral part of these consolidated statements.

Vitalink Pharmacy Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
(in thousands)

Year Ended May 31,                                                    1997           1996          1995
----------------------------------------------------------------------------------------------------------
Cash Flows from Operating Activities

Net income                                                         $ 18,317        $ 13,870      $ 11,680
Reconciliation of net income to net cash provided
by operating activities:
  Depreciation and amortization                                       9,527           4,363         3,753
  Provision for doubtful accounts                                     4,411           2,412         1,772
  Gain on sale of business                                               --              --           (50)
  Decrease (increase) in deferred taxes, net of acquisitions          2,076             712          (114)
  Change in assets and liabilities, net of acquisitions
    Change in receivables                                           (22,341)         (8,661)       (1,731)
    Change in inventories                                            (1,690)           (450)       (1,103)
    Change in other assets                                           (1,055)          1,163)          (21)
    Change in accounts payable and accrued expenses                  (5,983)          1,559           242
    Change in income taxes payable                                     (725)           (183)          (84)
    -----------------------------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities                         2,537          12,459        14,344
    -----------------------------------------------------------------------------------------------------

Cash Flows from Investing Activities

Investment in property and equipment                                 (4,648)         (3,537)       (2,163)
Proceeds from sale of business                                           --              --           144
Decrease (increase) in due from affiliate, net                       15,857             (22)       (8,721)
Acquisition of pharmacy businesses                                 (102,691)         (5,531)       (2,451)
Deferred payments on previous acquisitions                           (1,856)         (2,030)       (1,400)
Other items, net                                                     (1,366)           (644)         (107)
---------------------------------------------------------------------------------------------------------
    Net Cash (Used in) Investing Activities                         (94,704)        (11,764)      (14,698)
    -----------------------------------------------------------------------------------------------------

Cash Flows from Financing Activities

Principal payments of debt                                           (3,255)            (54)          (56)
Exercise of stock options                                               793              50            --
Net borrowings under revolving credit agreement                      97,400              --            --
---------------------------------------------------------------------------------------------------------
    Net Cash Provided by (Used in) Financing Activities              94,938              (4)          (56)
    -----------------------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash                                       2,771             691          (410)
---------------------------------------------------------------------------------------------------------
Cash at Beginning of Period                                             889             198           608
---------------------------------------------------------------------------------------------------------
Cash at End of Period                                              $  3,660        $    889      $    198
=========================================================================================================

The accompanying notes are an integral part of these consolidated statements.

Vitalink Pharmacy Services, Inc. and Subsidiaries
--------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

Summary of Significant Accounting Policies

Organization

Vitalink Pharmacy Services, Inc. (the "Company" or "Vitalink") owns and operates, directly or through its subsidiaries, institutional pharmacies. As of May 31, 1997, Manor Care, Inc. ("Manor Care") owned 51.2% of the Company's common stock. Manor Care, through its wholly-owned subsidiary ManorCare Health Services, Inc., operates nursing facilities. Prior to Vitalink's February 12, 1997 acquisition of TeamCare, the institutional pharmacy business of GranCare, Inc. ("the TeamCare Merger"--see Acquisitions), Manor Care's ownership interest was 82.3%. Upon consummation of the TeamCare Merger, Manor Care's ownership was reduced to approximately 45%. On May 21, 1997, Manor Care completed the purchase, through a tender offer, of 1,500,000 shares of Vitalink stock at $20.00 per share bringing its ownership to 51.2%. Unless the context otherwise requires, Manor Care shall mean Manor Care and its subsidiaries other than the Company.

Principles of Consolidation

The consolidated financial statements include the accounts of Vitalink Pharmacy Services, Inc. and all of its subsidiaries. All significant intercompany transactions have been eliminated in consolidation.

Revenue Recognition and Concentration of Credit Risk

The Company records revenues at the time services or supplies are provided. Revenue is reported at the estimated net realizable amounts expected to be re-ceived from individuals, third party payors or others for services and supplies provided. Net revenues from Medicaid and Medicare programs were $87,432,000 and $13,876,000, respectively, for the year ended May 31, 1997 and $40,250,000 and $8,151,000, respectively, for the year ended May 31, 1996. Accounts receivable outstanding on the consolidated balance sheets from Medicaid and Medicare programs were 19% and 11%, respectively, of total accounts receivable at May 31, 1997 and 25% and 9%, respectively, of total accounts receivable at May 31, 1996.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market and are comprised primarily of products held for resale.

Property and Equipment

The components of property and equipment at May 31 are as follows:

                                       1997       1996
                                       (in thousands)
Leasehold improvements                $ 2,190   $ 1,125
Furniture, fixtures and equipment      18,137     6,907
Vehicles                                2,765     1,553
Computer equipment                      7,002     3,199
-------------------------------------------------------
                                       30,094    12,784
Less accumulated depreciation          (7,186)   (4,593)
-------------------------------------------------------
Property and equipment                $22,908   $ 8,191
=======================================================

Property and equipment is recorded at cost, or if obtained through acquisition, at the estimated fair market value at the date of acquisition. Depreciation and amortization of property and equipment is computed using the straight-line method over the following estimated useful lives:

Leasehold improvements                5-10 years
Furniture, fixtures and equipment
  including computer equipment         3-8 years
Vehicles                               2-3 years

Capitalization Policies

Maintenance, repairs and minor replacements are charged to expense. Major renovations and replacements are capitalized to appropriate property and equipment accounts. Upon sale or retirement of property, the cost and related accumulated depreciation are eliminated from the accounts and the related gain or loss is recorded.

Goodwill and Pharmacy Contracts

Goodwill arising from business acquisitions is amortized on the straight-line basis over 40 years. Pharmacy contracts, principally representing the estimated value of acquired contracts to service customers, are amortized over their estimated useful lives, not to exceed 20 years. The recoverability of these assets is evaluated whenever events and circumstances indicate that the value of assets may be impaired. The evaluation is based on comparing the carrying value of the assets to the estimated undiscounted cash flows of the acquired business or pharmacy contract. If the evaluation indicates that the carrying value of the asset will not be fully recovered, the carrying value of the asset will be adjusted accordingly. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" in fiscal year 1997. Adoption of this statement did not impact the Company's consolidated financial statements. Amortization expense charged to operations for goodwill and pharmacy contracts, respectively, was $3,559,000 and $1,535,000 in 1997, $786,000 and $928,000 in
1996 and $635,000 and $904,000 in 1995.

Earnings Per Common Share

Earnings per common share have been computed based on the weighted average number of shares of common stock outstanding. The effect of outstanding stock options on the computation is not material.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of New Accounting Pronouncements

In February 1997, the Financial Accounting Standards Board ("FASB") issued SFAS No. 128, Earnings Per Share ("SFAS 128"), which is effective for interim and annual periods ending after December 15, 1997. Early adoption of SFAS 128 is prohibited. The statement replaces primary earnings per share with basic earnings per share, as defined by the statement. The Company plans to adopt SFAS 128 in fiscal 1998. Had the Company adopted SFAS 128 in fiscal 1997, basic earnings per share would have been the same as reported earnings per share and diluted earnings per share would have been no more than 2% less in each of the three years ended May 31, 1997.

Related Party Transactions

Manor Care

The Company provides pharmaceutical dispensing, infusion therapy and pharmacy consulting services to nursing facilities owned and operated by Manor Care and the patients of these facilities. Revenues from sales to Manor Care nursing facilities and patients, which are included in net revenues in the consolidated statements of income, were $76,526,000, $64,302,000 and $52,449,000, respectively, for the three years ended May 31, 1997. Fees from consulting services to Manor Care and Manor Care facilities, which are included in net revenues in the consolidated statements of in-come, are charged based on an annual fee per bed and totaled $3,342,000, $2,764,000, and $2,285,000, respectively, for the three years ended May 31, 1997. Prior to fiscal year 1996, sales of pharmaceutical and infusion therapy products and services to Manor Care's nursing facilities were made at prices charged to other customers less an administrative fee equal to 3% of the private pay revenues derived from each facility. The administrative fee was $485,000 for the year ended May 31, 1995. Effective June 1, 1995, the Company ceased to pay Manor Care the 3% administrative fee as the Company assumed the billing and collecting of private pay revenues derived from Manor Care facilities.

The Company and Manor Care have entered into an Administrative Services Agreement. Manor Care provides various services to the Company including, among others, cash management, payroll and payables processing, employee benefit plans, insurance, legal, accounting, tax, information systems and certain administrative services, as required. Substantially all cash received by the Company, with the exception of cash received by pharmacies acquired in the TeamCare Merger, (the "TeamCare Pharmacies"), is immediately deposited in and combined with Manor Care's corporate funds through its cash management system. Similarly, operating expenses, capital expenditures and other cash requirements of the Company, with the exception of the TeamCare Pharmacies, are paid by Manor Care and charged to the Company. Administrative fees of $640,000, $595,000 and $551,000, respectively, for the three years ended May 31, 1997, were charged based on a time allocation method which Manor Care utilized to charge administrative services to all of its subsidiaries. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf. It is anticipated that the Administrative Services Agreement will be terminated within one year following the TeamCare Merger as the Company will be assuming direct in-house responsibility for the services provided.

Prior to the TeamCare Merger, Manor Care obtained and provided insurance coverage for group health, auto, general liability, property casualty and workers' compensation through its self-insurance and outside insurance programs and charged the Company based on the relative percentage of insurance costs incurred by Manor Care on the Company's behalf. After the TeamCare Merger, all insurance except certain group health was obtained directly by Vitalink. Total insurance costs allocated were $2,051,000, $1,777,000 and $1,360,000, respectively, for the three years ended May 31, 1997. Management believes that the foregoing charges are reasonable allocations of the costs incurred by Manor Care on the Company's behalf.

The net result of all intercompany transactions, plus tax allocations as discussed in the next footnote regarding income taxes, is included in the due from affiliate amount in the consolidated balance sheets. Due from affiliate has no set repayment terms. However, the balance due accrues interest and it is expected that repayment will occur as the Company requires cash.

Manor Care credited the Company with interest income of $922,000, $972,000 and $822,000, respectively, for the three years ended May 31, 1997 relating to the average balance due from affiliate. The interest earned on the average balance due from affiliate was calculated based on an average three-month Treasury Bill rate plus 100 basis points. The average three-month Treasury Bill rate was 5.08%, 5.13% and 5.23% in the three years ended May 31, 1997.

Following the TeamCare Merger, the Company amended an Intercompany Debt and Credit Agreement which, among other things, terminated a $10,000,000 line of credit with Manor Care. There was no balance outstanding under this agreement at May 31, 1997 or 1996.

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

GranCare

The Company's Board of Directors includes three Directors who are also Directors of GranCare, Inc. ("GranCare"). In connection with the TeamCare Merger, the Company assumed certain rights and obligations of an existing Pharmaceutical Supply Agreement ("the Supply Agreement") between GranCare and TeamCare, whereby the Company has rights to supply pharmaceutical and related goods to existing GranCare facilities. The Supply Agreement has an initial term of five years and is automatically renewed for an additional year upon each anniversary. Payment terms under the Supply Agreement are 30 days. Included in net revenues for fiscal 1997, are net revenues from GranCare facilities and their patients of $20,369,000. Included in accounts receivable at May 31, 1997, are amounts due from GranCare facilities of $7,185,000.

Vitalink and GranCare have entered into an Interim Services Agreement (the "Interim Services Agreement") which requires GranCare to provide various services to the Company including, among others, tax and information systems, as required, for the benefit of the TeamCare Pharmacies. The term of the agreement is for a one year period subsequent to the TeamCare Merger or for a lesser period if mutually agreed to by both parties. The fees for the services are based on the direct and indirect costs of providing such services.

Other

The Company leases operating facilities from various employees. Rental expense under the non-cancelable operating leases was approximately $353,000, $290,000 and $290,000, respectively, for the three years ended May 31, 1997. Future minimum lease payments for the leases, which expire from 1998 to 2005, are $2,417,000 at May 31, 1997.

Income Taxes

In prior years, an agreement existed whereby the Company joined with Manor Care in the filing of a consolidated federal tax return. As a result of the TeamCare Merger, the Company will file on a separate company basis effective with a short period return for the period February 1, 1997 through May 31, 1997. Accordingly, the Company has accrued taxes payable to or benefits receivable from Manor Care in the due from affiliate account up until the time of the TeamCare Merger, based on the statutory rate applied to income before taxes after considering appropriate tax credits. Deferred taxes are recorded for the tax effect of temporary differences between book and tax income.

The consolidated provisions for income taxes follows for the years ended May 31:

                    1997     1996     1995
--------------------------------------------
                       (in thousands)
Current
  Federal          $ 9,762   $7,459   $6,381
  State              2,262    1,722    1,476
Deferred
  Federal            1,396      164       20
  State                324       38        5
--------------------------------------------
Income taxes       $13,744   $9,383   $7,882
============================================

Deferred tax assets (liabilities) are comprised of the following at May 31:

                                        1997       1996      1995
  ------------------------------------------------------------------
                                             (in thousands)
Gross deferred tax liabilities
  Depreciation                          $ (1,122)  $  (941)  $  (784)
  Amortization of intangibles            (17,906)     (390)     (269)
  Other                                     (999)     (598)     (266)
  ------------------------------------------------------------------
  Total gross deferred tax liabilities   (20,027)   (1,929)   (1,319)
  ==================================================================
Gross deferred tax assets
  Reserve for doubtful accounts            7,813       964       747
  Acquisition costs                        3,864         0         0
  Other                                    2,588       187       506
  Total gross deferred tax assets         14,265     1,151     1,253
  ------------------------------------------------------------------
Net deferred tax liabilities            $ (5,762)  $  (778)  $   (66)
====================================================================

The Company expects the deferred tax assets to be realized through future taxable income.

Reconciliation of the Federal statutory income tax rate and the Company's effective rate is as follows:

                                      1997      1996      1995
--------------------------------------------------------------
Federal income tax rate               35.0%     35.0%     35.0%
State income taxes,
net of Federal tax benefit             5.2%      4.9%      4.9%
Amortization of intangibles            2.4%      0.1%      0.2%
Other                                  0.3%      0.3%      0.2%
--------------------------------------------------------------
Effective income tax rate             42.9%     40.3%     40.3%
==============================================================

Cash paid for state income taxes was $1,975,000, $1,210,000 and $1,100,000, respectively, for the three years ended May 31, 1997.

Accrued Expenses

Accrued expenses were as follows:

                                         1997     1996
--------------------------------------------------------
                                        (in thousands)
Payroll and incentive
  compensation                          $ 8,663   $2,064
Acquisition related accruals              6,251      243
Insurance                                   925       --
Other                                     5,140       96
Accrued expenses                        $20,979   $2,403

Long-Term Debt

In connection with the TeamCare Merger, the Company entered into a five-year $200 million revolving credit facility (the "Credit Facility"), which expires February 12, 2002, with various banks. At May 31, 1997, the Company had drawn $97,400,000 under the Credit Facility. The interest rate is LIBOR plus .25%. The weighted average interest rate during fiscal 1997 was 6.05%.

Amounts drawn under the Credit Facility were used to redeem, through a tender offer, $98,230,000 of GranCare's $100 million 9-3/8% senior subordinated notes. The Company is subject to a 0.15% facility fee for the total amount of the Credit Facility payable on a quarterly basis. The terms of the Credit Facility contain, among other provisions, requirements for maintaining defined levels of net worth, annual capital expenditures and interest coverage and consolidated leverage ratios. At May 31, 1997, the Company was in compliance with the terms of the Credit Facility.

In connection with the TeamCare Merger, the Company assumed $1,770,000 of untendered GranCare 9-3/8% senior subordinated notes due September 15, 2005. The notes require semi-annual interest payments. A premium of $600,000 has been recorded to reflect the fair market value of the notes at the date of the TeamCare Merger.

Also assumed in the TeamCare Merger were various notes payable totalling $5,230,000 issued in connection with previously acquired pharmacy businesses. The weighted average interest rate on the notes is 7.03% and their annual maturities over the next five fiscal years are as follows: $1,850,000, $1,942,000, $938,000, $211,000 and $173,000.

Vitalink has a $1,000,000 standby letter of credit related to contractual requirements with the State of New Jersey. The Company is subject to an annual fee of 0.375%, which is payable on a quarterly basis, on the letter of credit.

Interest paid was $1,538,000, $51,000 and $57,000, respectively, in the three years ended May 31, 1997. The carrying amounts of Vitalink's long-term debt approximate fair value.

Leases

The Company operates certain property and equipment under leases that have initial or remaining terms in excess of one year. Rental expense under noncancelable operating leases was $3,515,000, $1,373,000 and $1,086,000, respectively, for the three years ended May 31, 1997. Future minimum lease payments are as follows:

                                         Capital   Operating
Fiscal Year ended May 31                 Leases     Leases
------------------------------------------------------------
(in thousands)
1998                                      $  465    $ 4,642
1999                                         421      3,711
2000                                         411      3,059
2001                                         395      2,622
2002                                          84      1,929
Thereafter                                    --      1,152
Total minimum lease payments              $1,776    $17,115
Less amount representing interest           (378)
Present value of lease payments            1,398
Current portion                             (315)
Lease obligations included
  in long-term debt                       $1,083

Acquisitions

Fiscal Year 1997

On February 12, 1997, the Company merged with TeamCare, GranCare's institutional pharmacy business, by acquiring all of the outstanding shares of GranCare after the spin-off of its skilled nursing business. The Company issued approximately
11.4 million shares of common stock and funded the redemption of $98,230,000 of $100 million face value of GranCare senior subordinated notes. The merger was accounted for using the purchase method of accounting with an effective date of February 1, 1997 and, accordingly, the results of operations of TeamCare have been included in the consolidated financial statements since February 1, 1997. The purchase price of $351 million was allocated to the net assets acquired based on their estimated fair values at the date of the merger. The excess of the purchase price over the fair value of net assets acquired was approximately $292 million and has been recorded as goodwill, which is being amortized on a straight-line basis over 40 years.

The purchase price has been allocated to the net assets purchased and liabilities assumed as presented below.

                                   (in thousands)
Working capital                         $ 21,066
Property and equipment                    12,832
Pharmaceutical Supply Agreement           34,262
Other assets                               2,240
Goodwill                                 292,496
Other liabilities                        (11,896)
------------------------------------------------
Purchase price                          $351,000
================================================

The following unaudited pro forma information presents a summary of the consolidated results of operations of the Company and TeamCare as if the merger had occurred at the beginning of fiscal 1996, after giving effect to amortization of goodwill and pharmacy contracts, increased interest expense on the acquisition debt and related income tax effects.

Fiscal Year ended May 31                   1997       1996
-------------------------------------------------------------
(unaudited; in thousands, except per share data)
Net revenues                              $458,043  $360,939
Net income                                $ 21,630  $ 16,078
------------------------------------------------------------
Earnings per share                        $   0.85  $   0.63
============================================================

The pro forma information is presented for informational purposes only and is not necessarily indicative of results that would have occurred had the merger been effective at the beginning of 1996, nor is the pro forma information necessarily indicative of the results that will be obtained in the future.

On July 31, 1996, the Company acquired Medisco Pharmacies, Inc., located in San Bernardino, California for $5,291,000 in cash plus the assumption of $2,510,000 in liabilities and future payments totaling $1,150,000.

Fiscal Year 1996

On November 3, 1995, the Company acquired the institutional pharmacy business of Brentview Clinical Pharmacy, located in Los Angeles, California for $3,206,000 in cash plus the assumption of $45,000 in liabilities and future contingent payments based on the achievement of future profitability objectives.

On July 6, 1995, the Company acquired the infusion therapy business of Home Intravenous Care, Inc., located in Loveland, Colorado, for $2,325,000 in cash plus the assumption of $105,000 in liabilities and future contingent payments based on the achievement of certain future profitability objectives.

Fiscal Year 1995

On April 27, 1995, the Company acquired the institutional pharmacy business of Parker's Pharmacy, Inc., located in San Antonio, Texas, for $2,451,000 in cash plus the assumption of $107,000 in liabilities.

The above acquisitions are accounted for under the purchase method of accounting with the net assets recorded at their estimated fair market values at the date of acquisition. The fiscal 1996 and 1995 acquisitions are not material to the Company's financial position or results of operations on a pro forma basis.

The estimated fair market values of pharmacy contracts acquired are amortized over their expected remaining lives not to exceed 20 years including estimated contract renewals. Goodwill, representing the excess of acquisition costs over the fair market value of acquired assets, is amortized over 40 years. Other assets include noncompete covenants totaling $1,585,000 and $1,681,000, respectively, at May 31, 1997 and 1996. Other assets are amortized over their estimated useful lives ranging from 2 to 10 years.

Depreciation and amortization in the consolidated statements of income include amortization of intangible assets of $6,491,000, $2,641,000 and $2,449,000, respectively, for the three years ended May 31, 1997. The guaranteed value of stock options granted to the sellers of acquired businesses was considered part of the purchase price of the businesses. Included in deferred income taxes and other long-term liabilities in the consolidated balance sheets at May 31, 1997 and 1996 is $656,000 representing the guaranteed value of stock options.

Capital Stock and Stock Options

In September 1991, the Company's sole shareholder and Board of Directors authorized 10,000,000 shares of preferred stock at $.01 par value. None of the preferred stock is issued and outstanding. The Board of Directors is authorized to determine the rights of the preferred shares.

On July 10, 1996, the Board of Directors adopted and the shareholders subsequently approved the Company's 1996 Long-Term Incentive Plan (the "Incentive Plan"). The Incentive Plan provides for the granting of options, stock appreciation rights, restricted and performance shares to key employees. At May 31, 1997, 449,900 shares are reserved for issuance under the Incentive Plan. Options issued are at prices equal to the market price at the date of grant and have a term of ten years. Options that have been issued under the Incentive Plan vest at a rate of 20% per year for the first five years after the date of the grant.

In September 1991, the Board of Directors adopted the Company's 1991 Key Executive Stock Option and Appreciation Rights Plan (the "Plan"). The 1991 Key Executive Stock Option and Appreciation Rights Plan was terminated in fiscal 1997 in connection with the adoption of the 1996 Long-Term Incentive Plan.
Under the Plan, 420,000 shares were reserved for issuance upon exercise of granted options. The Plan provided for the granting of options at prices equal to the market value of the stock at grant date. In addition, a stock appreciation right could be granted with a stock option. At the election of the Board, the stock appreciation right may be paid in cash or shares of common stock or a combination thereof in an amount equal to the difference between the option exercise price and the then market value of the shares subject to the option. Options granted are not exercisable during either the first one or two years after the grant date and vest over periods of 48 to 96 months. The options expire from 5 to 10 years after the grant date. In fiscal 1994, the Board adopted and the shareholders approved an increase in the number of shares reserved for issuance to 1,000,000.

In February 1997, in conjunction with the TeamCare Merger, the Company converted GranCare stock options into 1,121,030 of Company stock options. These converted options may be used to acquire Company stock and the option holders became fully vested as of February 12, 1997. The options expire 10 years after the date of the original grant.

The following summarizes stock option transactions for the three fiscal years ended May 31:


                                              1997                                 1996                          1995
-----------------------------------------------------------------------------------------------------------------------
                                                           Weighted Average                   Weighted Average
                                             Shares        Exercise Price         Shares      Exercise Price     Shares
-----------------------------------------------------------------------------------------------------------------------
Options outstanding, beginning
of year                                      501,400              $14.59           497,100         $13.23        398,600
Options exercised                            (54,583)              14.92            (4,700)         10.47             --
Options granted                               55,000               23.75           109,000          19.12        126,000
Options converted from
GranCare options                           1,121,030               16.31                --             --             --
Options cancelled                            (11,000)              14.34          (100,000)         13.00        (27,500)
Options outstanding,
end of year                                1,611,847              $16.13           501,400         $14.59        497,100
Option price range at end
of year                                $ 0.99-$27.06                         $10.06-$19.88                 $10.06-$17.00
Option price range
of exercised shares                    $10.75-$17.00                         $10.06-$12.75                           --
Options available for grant
at end of year                               449,900                               493,900                       503,500
Weighted average fair value
of options granted during year                $12.60                                 $8.52                           --
-------------------------------------------------------------------------------------------------------------------------



The following table summarizes information about stock options outstanding as of May 31, 1997:

                                        Options Outstanding                     Options Exercisable
--------------------------------------------------------------------------------------------------------------
                                        Weighted
Range of               Number           Average Remaining  Weighted Average     Number        Weighted Average
Exercise Prices        Outstanding      Contractual Life   Exercise Price       Exercisable   Exercise Price
--------------------------------------------------------------------------------------------------------------
$ 0.99-$ 2.07             149,982           6.5 years       $   1.25             149,982          $ 1.25
 10.06- 15.13             330,741           5.5 years          12.08             147,109           12.05
 16.11- 22.33           1,036,450           7.0 years          18.78             899,590           18.85
 23.36- 27.06              94,674           8.0 years          24.68              39,674           26.03
--------------------------------------------------------------------------------------------------------------
                        1,611,847                              16.13           1,236,355           18.45
--------------------------------------------------------------------------------------------------------------


The Company has adopted the disclosure-only provisions of SFAS No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123"). Had compensation expense for the Company's stock options been recognized based on the grant date fair value consistent with the provisions of SFAS 123, the Company's net earnings would have been reduced to the pro forma amounts indicated below:



                                                1997                1996
                                        --------------------------------------
                                        (in thousands, except per share data)

Net earnings--as reported                      $18,317             $13,870
Net earnings--pro forma                        $18,168             $13,721
Earnings per share--as reported                $  1.03             $  0.99
Earnings per share--pro forma                  $  1.02             $  0.98
---------------------------------------------------------------------------

The fair value of each option grant is estimated on the date of the grant using the Black-Scholes option-pricing model. In computing these pro forma amounts, the Company has assumed risk-free interest rates of 6.3% to 6.9%, expected volatility of 44.6%, dividend yield of zero and expected option lives of four to six years.

The effects of applying SFAS 123 on this pro forma disclosure are not likely to be representative of the effects on reported net income in future years. Additionally, SFAS 123 does not apply to awards granted prior to 1996; additional awards are anticipated in future years.

In 1993, options were granted to four of the former shareholders of White, Mack and Wart, Inc. to purchase 100,000 shares of common stock at $10.88 per share. These options are not exercisable during the first two years after the date of grant and then vest at the rate of 25% per year commencing at the end of year two. The options expire six years after the date of grant.

Contingencies and Compensating Balances

On June 17, 1997, Vitalink filed a lawsuit against GranCare to enforce a non-competition agreement between the parties entered into in connection with the TeamCare Merger. The lawsuit seeks preliminary and permanent orders blocking the proposed combination of GranCare with Living Centers of America, Inc.

The Company is subject to various legal actions or claims for damages that arise in the ordinary course of business. In the opinion of management and counsel to the Company, the ultimate outcome of the litigation with GranCare and other litigation will not have a material adverse effect on the Company's financial position or results of operations.

In connection with acquisitions, contingent purchase price payments exist up to an aggregate maximum of $2,800,000, plus additional uncapped amounts based on future performance.

In connection with the TeamCare Merger, Vitalink entered into a limited guarantee with a term of 15 years to Health Retirement Properties Trust
("HRPT") of up to $15,000,000 for default mortgage obligations of GranCare facility leases. In return, Vitalink is the beneficiary of a $15,000,000 letter of credit from GranCare in the event that it defaults on any of its mortgages to HRPT.

Compensating balances of $75,000 are required under certain debt agreements of Manor Care.

Pension, Profit Sharing and Incentive Plans

The Company participates in the various pension and profit sharing plans of Manor Care and contributes through Manor Care to certain welfare plans. The provision for these plans amounted to $522,000, $433,000 and $317,000, respectively, for the three years ended May 31, 1997. All vested benefits under retirement plans are funded or accrued. In July 1997, the Company's Board of Directors approved a new profit sharing plan for all Vitalink employees. All participants in the Manor Care profit sharing plan will convert to the new profit sharing plan in fiscal 1998. Subsequent to the TeamCare Merger, the Company established an interim profit sharing plan for former TeamCare employees, who will also convert to the new profit sharing plan in 1998. The provision for the interim plan was $130,000 in fiscal 1997.

The Company has incentive compensation plans for management personnel and officers based primarily on new business development and achievement of certain profitability levels. Incentive compensation expense was $1,538,000, $1,003,000 and $968,000, respectively, for the three years ended May 31, 1997.

Quarterly Financial Data
(unaudited)

The following table summarizes the quarterly financial data for the fiscal years ended May 31, 1997 and 1996:


                                                Income
Quarter                               Net        from       Net     Per
Ended                               Revenues  Operations  Income   Share
-------------------------------------------------------------------------
                                   (in thousands, except per share data)
Fiscal 1997
-----------
August                              $ 39,373     $ 5,965  $ 3,712  $ .27
November                              43,346       6,257    3,886    .28
February                              69,772       8,474    4,747    .27
May                                  121,547      12,413    5,972    .24
-------------------------------------------------------------------------
                                    $274,038     $33,109  $18,317  $1.03
-------------------------------------------------------------------------


Fiscal 1996
-----------
August                              $ 31,822     $ 5,070  $ 3,191  $ .23
November                              33,998       5,390    3,366    .24
February                              36,497       5,646    3,486    .25
May                                   38,798       6,195    3,827    .27
-------------------------------------------------------------------------
                                    $141,115     $22,301  $13,870  $ .99
-------------------------------------------------------------------------

* Does not add due to rounding and effect of weighted shares.




Market Price Data

Vitalink's common stock began trading on the New York Stock Exchange under the symbol "VTK" effective February 13, 1997. Previously, the common stock was traded on the NASDAQ Stock Market under the symbol "VTLK". The following table sets forth the high and low sales price per share of Vitalink's common stock for each quarter indicated, as reported in published financial sources (rounded to the nearest cent):

Market Price Per Share

Fiscal 1997                           High              Low
------------------------------------------------------------
August                               $25.00           $20.50
November                              24.88            20.75
February                              24.63            21.13
May                                   21.50            16.25
------------------------------------------------------------

Fiscal 1996                           High              Low
------------------------------------------------------------
August                               $17.50           $14.75
November                              19.50            14.75
February                              25.38            16.88
May                                   24.50            19.00
------------------------------------------------------------


The Company has not paid, and does not anticipate paying in the foreseeable future, any dividends to the holders of its common stock.

MANAGEMENT'S DISCUSSION & ANALYSIS

RESULTS OF OPERATIONS

FISCAL 1997 COMPARED TO FISCAL 1996

Net revenues for fiscal 1997 were $274,038,000, an increase of $132,923,000, or 94.2%, over fiscal 1996. The increase in net revenues was principally attributable to the inclusion of the TeamCare revenues effective February 1, 1997.

Excluding TeamCare revenues, net revenues for fiscal 1997 were $38,357,000, or 27.2%, higher than fiscal 1996. The July 1996 acquisition of Medisco
Pharmacies, which served approximately 2,000 beds at the date of acquisition, contributed $12,409,000 to the year-to-year increase in net revenues. At May 31, 1997, the Company provided services to approximately 172,000 institutional beds versus 49,900 institutional beds at May 31, 1996. At the date of the TeamCare Merger, TeamCare serviced approximately 113,000 institutional beds. Included in fiscal 1997 net revenues are $3,342,000 in fees for consulting services provided to Manor Care facilities and their patients versus $2,764,000 in fiscal 1996.

Gross profit for fiscal 1997 was $133,612,000, an increase of $63,619,000, or 90.9%, over fiscal 1996. The increase was largely attributable to the inclusion of TeamCare results effective February 1, 1997. The gross profit margin declined to 48.8% from 49.6% principally resulting from comparably less profitable new accounts and reimbursement reductions from certain State Medicaid programs.

Operating expenses increased $52,811,000 to $100,503,000, or 36.7% of net revenues in fiscal 1997 compared to $47,692,000, or 33.8% of net revenues in fiscal 1996. The increase was principally attributable to the inclusion of TeamCare results effective February 1, 1997. The increase in operating costs as a percentage of net revenues is attributable to a variety of factors, including TeamCare's higher payroll costs as a percentage of net revenues (25.3% v. 20.9%), TeamCare's higher selling, general and administration costs (10.7% v. 8.4%) and the amortization of goodwill and pharmacy contracts arising from the TeamCare Merger ($3,090,000).

The increase in interest expense is largely attributable to interest expense incurred on $97,400,000 drawn in February 1997 on the Vitalink Credit Facility and used to consummate the TeamCare Merger. The effective income tax rate in fiscal 1997 increased to 42.9% compared to 40.3% in fiscal 1996 due to the tax non-deductibility of goodwill arising from the TeamCare Merger.

FISCAL 1996 COMPARED TO FISCAL 1995

Net revenues for fiscal 1996 were $141,115,000, an increase of $28,858,000, or 25.7%, over fiscal 1995. The increase in net revenues was principally attributable to increases in the number of nursing facility beds serviced by the Company and increased revenues per bed from higher patient acuity levels. At May 31, 1996, the Company provided services to approximately 49,900 institutional beds.

Increases in beds serviced were achieved through acquisitions, start-ups in Oklahoma City and St. Petersburg and marketing efforts to customers in existing markets. In the first quarter, the Company acquired Home Intravenous Care, Inc., located in Loveland, Colorado. Brentview Clinical Pharmacy, located in Los Angeles, California, was acquired in the second quarter. In fiscal 1996, these two acquisitions contributed net revenues of $1,821,000 and $3,305,000, respectively. Included in fiscal 1996 revenues from Manor Care facilities and their patients are $2,764,000 in fees charged for consulting services as compared with $2,285,000 charged in fiscal 1995.

Gross profit for fiscal 1996 was $69,993,000, an increase of $14,016,000, or 25.0%, over fiscal 1995. The gross profit margin decreased slightly to 49.6% in fiscal 1996 compared to 49.9% in fiscal 1995.

Operating expenses increased $10,441,000 to $47,692,000, or 33.8% of net revenues in fiscal 1996 compared to $37,251,000, or 33.2% of net revenues in fiscal 1995. Both payroll and selling, general and administrative expenses increased to support the growth in beds serviced. Payroll, as a percentage of net revenues, increased to 20.7% from 19.7%, primarily resulting from investments in staff for information systems and selling efforts. The increase in depreciation and amortization is the result of the amortization of pharmacy contracts, goodwill and noncompete agreements obtained in connection with acquired businesses as well as depreciation on capital expenditures from existing pharmacies.

The increase in interest income and other, net, which consists principally of interest earned on the balance due from affiliate, is primarily due to the higher average monthly balance due from affiliate resulting from unused operating cash flows. The interest earned on the loan is equal to the average three-month Treasury Bill rate plus 100 basis points. Interest income and other, net for fiscal 1995 also includes a $50,000 gain on the sale of the Company's retail operation located in Wisconsin.

LIQUIDITY AND CAPITAL RESOURCES

The Company meets its ongoing capital requirements and operating needs from operating cash flows. Cash flows provided by operating activities were $2,537,000 in fiscal 1997 compared to $12,459,000 in fiscal 1996. The reduction in operating cash flows is largely the result of working capital changes related to the TeamCare Merger. Prior to the TeamCare Merger, TeamCare did not carry a receivable from the GranCare facilities they served as TeamCare was a wholly-owned subsidiary of GranCare and all intercompany transactions were recorded in an intercompany account. Subsequent to the TeamCare Merger, GranCare began to make payments to Vitalink for services provided to GranCare facilities. At May 31, 1997, accounts receivable due from GranCare totaled approximately $7,185,000 and are included in accounts receivable on the consolidated balance sheet at May 31, 1997. Vitalink also made payments to reduce the level of TeamCare accounts payable and accrued expenses by approximately $9,900,000 subsequent to the TeamCare Merger. The Company does not anticipate any further material changes in the relative level of its working capital at May 31, 1997. Operating cash flows not used to acquire pharmacies or invest in new property and equipment is held in the form of a receivable due from Manor Care. The balance due is classified as due from affiliate on the consolidated balance sheets and totaled approximately $1,053,000 at May 31, 1997.

Except for the TeamCare Merger, previously acquired businesses were paid for with operating cash flows. The purchase contracts for previous acquisitions generally stipulate future payments contingent upon achievement of future profitability objectives.

In connection with the TeamCare Merger, the Company entered into the Vitalink Credit Facility with various banks providing for unsecured borrowings of up to $200 million. Funds to redeem $98,230,000 of GranCare's $100 million face value senior subordinated notes were obtained through borrowings under the Credit Facility. The $1,770,000 balance of the untendered notes was assumed by the Company. Under the Credit Facility, the Company may borrow initially at LIBOR plus 0.25%. A fee of 0.15% per annum is charged on the $200 million commitment. The terms of the Credit Facility contain, among other provisions, requirements for maintaining defined levels of net worth, annual capital expenditures and consolidated leverage and debt-to-equity ratios. At May 31, 1997, there were $97,400,000 in borrowings outstanding under the credit agreement and the Company was in compliance with the terms of the Credit Facility.

On February 12, 1997, the Company amended its "Intercompany Debt and Credit Agreement" with Manor Care to, among other things, terminate its $10,000,000 line of credit with Manor Care.

Funds from the Credit Facility, cash balances and amounts due from Manor Care are available for general corporate purposes, including potential acquisitions of pharmacies, the internal development of additional pharmacies, working capital and capital expenditures. The Company believes that its cash balances, amounts due from Manor Care, cash flows from operations and available credit sources will be adequate to meet the Company's foreseeable capital and other cash requirements.

Corporate Information

OFFICERS
-------------------------------------------------------------------------
DONNA L. DENARDO
President and Chief Operating Officer

ROBERT W. HORNER, III
Senior Vice President, Secretary and General Counsel

SCOTT T. MACOMBER
Senior Vice President, Chief Financial Officer and Treasurer

THOMAS J. SANTORO
Vice President and Corporate Controller

STEPHEN A. THOMPSON
Senior Vice President, Human Resources and Administration

DIRECTORS
------------------------------------------------------------------------
ESSEL W. BAILEY, JR.
Chairman and Chief Executive Officer,
Omega Healthcare Investors, Inc.

STEWART BAINUM, JR.
Chairman
Chairman and Chief Executive Officer,
Manor Care, Inc.

JOSEPH R. BUCKLEY
Executive Vice President,
Manor Care, Inc.

JOEL S. KANTER
President, Windy City, Inc.
(Investment Management Firm)

JAMES A. MACCUTCHEON
Executive Vice President,
Chief Financial Officer and Treasurer,
Choice Hotels International, Inc.

ROBERT L. PARKERU
Founder and Retired Chairman,
Omega Healthcare Investors, Inc.

JAMES H. REMPEU
Senior Vice President and General Counsel,
Manor Care, Inc.

GARY U. ROLLE
Executive Vice President and
Chief Investment Officer,
TransAmerica Investment Services, Inc.

---------------------------------------------------------------------------

CORPORATE HEADQUARTERS
Vitalink Pharmacy Services, Inc.
1250 East Diehl Road, Suite 208
Naperville, Illinois 60563
Telephone: 630-245-4800
http://www.vitalink-pharmacy.com

AUDITORS
Arthur Andersen LLP
1666 K Street, N.W.
Washington, DC 20006

REGISTRAR & TRANSFER AGENT
ChaseMellon Shareholder Services
New York, New York 10001-2697

INVESTMENT INQUIRIES
For more information about Vitalink, please contact the Investor Relations Department at 630-245-4800.

For changes of address, information concerning transfer of stock, or miscellaneous requests, shareholders may contact:

ChaseMellon Shareholder Services
450 West 33rd Street, 15th Floor
New York, New York 10001-2697
800-851-9677

                       Vitalink Pharmacy Services, Inc.

          1250 East Diehl Road, Suit 208  Naperville, Illinois 60563
                     Phone 603-215-4700  Fax 630-595-1319
                       http://www.vitalink-pharmacy.com